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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ArcSight, Inc.
(Name of Subject Company)

ArcSight, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David A. Bell, Esq. Michael A. Brown, Esq. Aaron Hou, Esq. Shulamite R. Shen, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041	Trâm T. Phi, Esq. Vice President and General Counsel ArcSight, Inc. 5 Results Way Cupertino, California 95014
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company is ArcSight, Inc., a Delaware corporation (the "Company" or "ArcSight"). The principal executive offices of the Company are located at 5 Results Way, Cupertino, California, 95014. The telephone number for the Company at that address is (408) 864-2600.

        (b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with each Exhibit and Annex hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.00001 per share (the "Common Stock"). As of the close of business on September 9, 2010, there were 34,764,555 shares of Common Stock issued and outstanding, and 4,447,213 shares of Common Stock subject to outstanding options under the Company's 2007 Equity Incentive Plan, an aggregate of 3,006,175 shares subject to outstanding options under the Company's 2000 Stock Incentive Plan and 2002 Stock Plan (both of which no longer have options available for issuance), and 1,068,798 shares of Common Stock available for issuance under the Company's 2007 Employee Stock Purchase Plan.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above and incorporated herein by reference.

        (b)    Tender Offer.    This Schedule 14D-9 relates to a tender offer by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP") to purchase all outstanding shares of Common Stock (the "Shares") at a purchase price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Tender Offer Statement on Schedule TO, dated September 22, 2010 (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission on September 22, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made in connection with, and subject to the terms and conditions of, the Agreement and Plan of Merger, dated as of September 13, 2010 (the "Agreement Date"), by and among Purchaser, HP and the Company (as such agreement may be amended from time to time, the "Merger Agreement"). The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by HP and its subsidiaries, including Purchaser, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis (taking into account all Shares that ArcSight would be required to issue pursuant to the conversion or exercise of options, rights and securities that are convertible into or exercisable for Shares) as of the scheduled expiration of the Offer, and (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of requisite regulatory approvals under the antitrust laws of Austria and Germany.

        The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law ("Delaware Law"), Purchaser will merge with and into the Company (the "Merger") and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, HP and the Company (or any subsidiary thereof), which will be canceled, and (b) any Company stockholder, if any, who properly exercises his, her or its appraisal rights with respect to such shares under Delaware Law). Following the effective time of the Merger (the "Effective Time"), the Company will continue as a wholly-owned, direct or indirect, subsidiary of HP (the Company after the Effective Time is referred to in this Schedule 14D-9 as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The summaries of provisions of the Merger Agreement or the effect of the Merger herein are qualified in their entirety by the terms Merger Agreement.

        As set forth in the Schedule TO, the address of the principal executive offices of HP and Purchaser is 3000 Hanover Street, Palo Alto, California, 94304 and their telephone number is (650) 857-1501.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the "Information Statement") as Annex I and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (a) the Company's executive officers, directors or affiliates; or (b) HP, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the stockholders of the Company (the "Stockholders") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser's right to designate persons to the Board of Directors of the Company (the "Board"), following the Purchaser's initial acceptance for payment of Shares tendered pursuant to the Offer (such time hereinafter referred to as the "Appointment Time").

        Any information contained in the documents incorporated by reference in this Item 3 shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Item 3 modifies or supersedes such information.

  (a)    Arrangements with Executive Officers and Directors of the Company.

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement. Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from and in addition to their interests as Stockholders generally.

        These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. Consummation of the Offer will constitute a change in control of ArcSight for the purposes of determining the entitlements due to executive officers and directors of ArcSight relating to certain benefits, as described below.

  Consideration for Common Stock Tendered Pursuant to the Offer

        If the non-employee directors (Sandra Bergeron, William P. Crowell, E. Stanton McKee, Jr., Craig Ramsey, Scott A. Ryles, Ted Schlein, Roger S. Siboni and Ernest von Simson) and the executive officers of the Company (Thomas J. Reilly, Hugh S. Njemanze, Stewart Grierson, Kevin P. Mosher, Jeffrey Scheel and Trâm T. Phi) were to tender the shares of Common Stock they own for purchase by Purchaser pursuant to the Offer, they would receive the same cash consideration for their shares of Common Stock and on the same terms and conditions as the other Stockholders who tender their shares to Purchaser in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and less any required withholding taxes.

        As of September 9, 2010, the Company's directors and executive officers (including affiliates and affiliated investment entities whose beneficial ownership is attributable to them) beneficially owned in the aggregate 4,741,479 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their shares of Common Stock (excluding shares subject to outstanding stock options) for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Purchaser at the Offer Price, they would receive an aggregate of approximately $206.3 million, without interest and less any required withholding taxes in the Offer. For a description of the treatment of stock options held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Options." Certain of the Company's directors and executive officers have agreed to tender the shares of Common Stock they own for purchase by Purchaser pursuant to the Offer pursuant to the Tender and Voting Agreements (as defined and described in Item 3(b) below under the heading "Tender and Voting Agreements").

  Director Agreements with the Company

        Pursuant to the Company's 2007 Equity Incentive Plan (the "2007 Equity Incentive Plan") all options held by non-employee directors (Sandra Bergeron, William P. Crowell, E. Stanton McKee, Jr., Craig Ramsey, Scott A. Ryles, Ted Schlein, Roger S. Siboni and Ernest von Simson) will become fully vested at the Appointment Time. All options held by non-employee directors under the 2002 Stock Plan have fully vested as of the date hereof. A copy of the 2007 Equity Incentive Plan is filed as Exhibit (e)(18) hereto and is incorporated herein by reference. For a description of the treatment of stock options held by the directors of the Company, see below under the heading "Effect of the Merger on Stock Options."

  Executive Officer Agreements with the Company

        Although the Company is a party to offer letters with its executive officers (Thomas J. Reilly, Hugh S. Njemanze, Stewart Grierson, Kevin P. Mosher, Jeffrey Scheel and Trâm T. Phi) that provide for certain payments and benefits upon a termination of employment by the Company following a change in control (as described in the Information Statement incorporated herein by reference), such offer letters will be replaced by the offer letters that such executive officers have entered into with HP (described below) that will be effective as of and subject to the closing of the Merger.

  Executive Officer Agreements with HP

        In connection with the Merger Agreement, HP entered into offer letters with certain officers of the Company, including Thomas J. Reilly, Hugh S. Njemanze, Stewart Grierson, Kevin P. Mosher, Jeffrey Scheel and Trâm T. Phi that will replace each of their current offer letters with the Company, effective as of and subject to the closing of the Merger, and which describe the terms and conditions of their employment following the completion of the Merger. The individual terms of the offer letters differ from officer to officer and are described below.

        Thomas J. Reilly.    The offer letter with Mr. Reilly provides an annual salary of $440,000 and a target bonus of 70% of eligible earnings (as defined therein), with a maximum bonus opportunity of three times target bonus. The offer letter provides that if he remains employed with HP through the first anniversary of the Effective Time, or is terminated by HP without cause (as defined therein) prior to such time, he will receive full vesting acceleration of his current Company options and a cash retention bonus of $1,000,000. The offer letter also provides for a grant of 45,000 shares of HP restricted stock that vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date and that HP would expect to make a grant to Mr. Reilly in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. Additionally, Mr. Reilly will be entitled to 12 months of base salary if he is subject to an involuntary termination (as defined therein) within 12 months following the Effective Time.

        Stewart Grierson.    The offer letter with Mr. Grierson provides an annual salary of $310,000 and a target bonus of 40% of eligible earnings (as defined therein), with a maximum bonus opportunity of three times target bonus. The offer letter provides that if he remains employed with HP for 6 months following the Effective Time, or is terminated by HP without cause (as defined therein) prior to such time, 75% of his then unvested options which he received from the Company will accelerate. The offer letter provides that HP would expect to make a grant to Mr. Grierson in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. Additionally, Mr. Grierson will be entitled to 3 months of base salary and acceleration of 50% of his then unvested options which he received from the Company if he is subject to an involuntary termination (as defined therein) within 6 months following the Effective Time.

        Hugh S. Njemanze.    The offer letter with Mr. Njemanze provides an annual salary of $310,000 and a target bonus of 50% of eligible earnings (as defined therein), with a maximum bonus opportunity of three times target bonus. The offer letter provides for a retention bonus of $310,000 payable in two equal installments 12 months and 24 months after the Effective Time if he remains employed with HP at such time, or is terminated by HP without cause (as defined therein) prior to such time. The offer letter also provides for a grant of 20,000 shares of HP restricted stock that vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date and that HP would expect to make a grant to Mr. Njemanze in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. If Mr. Njemanze is subject to an involuntary termination (as defined therein) within 18 months following the Effective Time, then he will receive accelerated vesting of his then unvested options which he received from the Company that would have vested if his actual period of service was 24 months after his termination date. Additionally, Mr. Njemanze will be entitled to 6 months of base salary if he is subject to an involuntary termination (as defined therein) within 12 months following the Effective Time.

        Kevin P. Mosher.    The offer letter with Mr. Mosher provides an annual salary of $300,000 and a target bonus of $200,000. The offer letter provides for a retention bonus of $750,000 payable in two equal installments 12 months and 24 months after the Effective Time if he remains employed with HP at such time, or is terminated by HP without cause (as defined therein) prior to such time. The offer letter also provides for a grant of 10,000 shares of HP restricted stock that vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date and that HP would expect to make a grant to Mr. Mosher in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. Further, if Mr. Mosher is subject to an involuntary termination (as defined therein) within 24 months following the Effective Time he will be entitled to 12 months of base salary and will receive accelerated vesting of his then unvested options which he received from the Company that would have vested if his actual period of service was 24 months after his termination date. The Company understands that HP and Mr. Mosher intend to adjust his compensation such that his total annual salary and target bonus are an aggregate of $530,000 following the Merger.

        Jeffrey Scheel.    The offer letter with Mr. Scheel provides an annual salary of $280,000 and a target bonus of 40% of eligible earnings (as defined therein), with a maximum bonus opportunity of three times target bonus. The offer letter provides for a retention bonus of $210,000 payable in two equal installments 12 months and 24 months after the Effective Time if he remains employed with HP at such time, or is terminated by HP without cause (as defined therein) prior to such time. Additionally, the offer letter provides that HP would expect to make a grant to Mr. Scheel in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. Further, Mr. Scheel will be entitled to acceleration of 50% of his then unvested options which he received from the Company if he is subject to an involuntary termination (as defined therein) within 12 months following the Effective Time.

        Trâm T. Phi.    The offer letter with Ms. Phi provides an annual salary of $265,000 and a target bonus of 35% of eligible earnings (as defined therein), with a maximum bonus opportunity equal to three times target. The offer letter provides that if she remains employed with HP for 12 months following the Effective Time, or is terminated by HP without cause (as defined therein) prior to such time, 75% of her then unvested options which she received from the Company will accelerate. The offer letter provides that HP would expect to make a grant to Ms. Phi in December 2010 of HP's performance-based restricted units, on terms and in amounts consistent with awards to similarly situated executives. Additionally, Ms. Phi will be entitled to 3 months of base salary and acceleration of 50% of her then unvested options which she received from the Company if she is subject to an involuntary termination (as defined therein) within 6 months following the Effective Time.

        This summary is qualified in its entirety by reference to the complete text of the offer letters, which are filed as Exhibits (e)(9) through (e)(14) and are incorporated herein by reference.

  Effect of the Merger on Stock Options

        Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to acquire shares of Common Stock that is vested as of the Effective Time will be cancelled in exchange for a cash amount equal to the product of the excess, if any, of the Offer Price over the exercise price per share of such stock option, and the number of shares of Common Stock covered by such stock option, subject to applicable tax withholding, provided that if the exercise price per share of any such stock option is equal to or greater than the Offer Price, such option shall be cancelled or expire without any cash payment being made. Options held by continuing employees that are unvested as of the Effective Time and that have an exercise price per share less than the Offer Price will be assumed by HP. Options held by continuing employees that are unvested as of the Effective Time and that have an exercise price per share equal to or greater than the Offer Price will be cancelled or expire without any cash payment being made.

        The following table sets forth the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options at the Effective

Time, pursuant to the Merger Agreement. The values assume that the Effective Time will occur on November 1, 2010.

Name	Number of Vested Shares Subject to Options(1)	Unvested Shares Subject to Options Being Assumed(2)	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options
Sandra Bergeron	2,740	0	$13.32	$82,693.20
William P. Crowell	18,069	0	$16.76	$483,165.06
E. Stanton McKee, Jr.	119,773	0	$4.11	$4,717,858.47
Craig Ramsey	129,773	0	$3.38	$5,206,492.76
Scott A. Ryles	95,773	0	$4.45	$3,739,935.65
Ted Schlein	12,875	0	$20.02	$302,305.00
Roger S. Siboni	35,375	0	$19.79	$838,741.25
Ernest von Simson	99,773	0	$4.34	$3,907,110.68
Thomas J. Reilly	1,305,986	477,591	$7.37	$47,185,274.18
Hugh S. Njemanze	257,493	471,907	$5.44	$9,800,183.58
Stewart Grierson	255,486	101,064	$5.21	$9,782,558.94
Kevin P. Mosher	157,945	91,956	$7.88	$5,626,000.90
Jeffrey Scheel	37,727	105,824	$16.53	$1,017,497.19
Trâm T. Phi	132,964	52,133	$8.31	$4,679,003.16

(1)
As described under "Director Agreements with the Company" above, pursuant to the 2007 Equity Incentive Plan, all options held by non-employee directors (Sandra Bergeron, William P. Crowell, E. Stanton McKee, Jr., Craig Ramsey, Scott A. Ryles, Ted Schlein, Roger S. Siboni and Ernest von Simson) will become fully vested at the Appointment Time.

(2)
Assumes that all executive officers that have been provided an offer letter from HP will become employees of HP at the Effective Time.

  Potential Payments Upon Change in Control

        Based on the terms of their offer letters with HP and assuming that the Effective Time will occur on November 1, 2010, the potential payments to each of the Company's executive officers upon (i) the Effective Time, (ii) a termination of the executive's employment by the Company without cause following the Effective Time or (iii) a termination by the executive for good reason following the Effective Time are set forth in the table below. The Company anticipates that such individuals will continue employment with HP following the Merger for at least the transition period contemplated in their offer letters. The amounts shown in the table are for illustration only and are estimates of the actual amounts that may be paid upon an executive's termination of employment, which can only be determined at the actual time of such termination. The table reflects incremental compensation and does not show accrued liabilities, such as accrued salary, bonus or vacation, or benefits generally available to all employees.

Name	Benefit	At Effective Time (No Termination) ($)	Termination by the Company Without Cause ($)(1)	Termination by Executive for Good Reason ($)(2)
Thomas J. Reilly	Severance	—	440,000	440,000
	Bonus True-Up(3)	85,000	—	—
	Equity Acceleration	—	14,455,585	14,455,585
	HP Retention Payment Acceleration(4)	—	1,000,000	—

	Total	85,000	15,895,585	14,895,585

Stewart Grierson	Severance	—	77,500	77,500
	Bonus True-Up(3)	50,156	—	—
	Equity Acceleration	—	1,944,720	1,296,491
	HP Retention Payment Acceleration(4)	—	—	—

	Total	50,156	2,022,220	1,373,991

Hugh S. Njemanze	Severance	—	155,000	155,000
	Bonus True-Up(3)	56,250	—	—
	Equity Acceleration	—	4,328,837	4,328,837
	HP Retention Payment Acceleration(4)	—	310,000	—

	Total	56,250	4,793,837	4,483,837

Kevin P. Mosher	Severance	—	300,000	300,000
	Bonus True-Up(3)	—	—	—
	Equity Acceleration	—	1,810,944	1,810,944
	HP Retention Payment Acceleration(4)	—	750,000	—

	Total	—	2,860,944	2,110,944

Jeffrey Scheel	Severance	—	—	—
	Bonus True-Up(3)	46,875	—	—
	Equity Acceleration	—	1,363,054	—
	HP Retention Payment Acceleration(4)	—	210,000	—

	Total	46,875	1,573,054	—

Trâm T. Phi	Severance	—	66,250	66,250
	Bonus True-Up(3)	39,813	—	—
	Equity Acceleration	—	1,037,269	691,533
	HP Retention Payment Acceleration(4)	—	—	—

	Total	39,813	1,103,519	757,783

	Total	278,094	28,249,159	23,622,140

(1)
All payments in this column occur only in the event the officer is terminated by the Company without cause after a change in control, which termination must occur (i) within one year after the change in control in the case of Messrs. Reilly, Scheel and Njemanze (solely with respect to severance payments and 18 months with respect to Mr. Njemanze's equity acceleration), (ii) within 6 months after the change in control in the case of Mr. Grierson and Ms. Phi (solely with respect to severance payments and 12 months with respect to Ms. Phi's equity acceleration), and (iii) within 24 months after the change in control in the case of Mr. Mosher; provided that in the case of Mr. Reilly, Mr. Grierson and Ms. Phi, such acceleration amount shall also apply in the event such individual shall remain continuously employed by the Company or HP for 12, 6 or

  12 months following the Effective Time, respectively. The amounts shown reflect the difference between the Offer Price and the exercise prices of the accelerated portion of unvested options held by the individual.

(2)
All payments in this column occur only in the event the officer terminates his or her employment for good reason after a change in control, which termination must occur (i) within one year after the change in control in the case of Messrs. Reilly, Scheel and Njemanze (solely with respect to severance payments and 18 months with respect to Mr. Njemanze's equity acceleration), (ii) within 6 months after the change in control in the case of Mr. Grierson and Ms. Phi and (iii) within 24 months after the change in control in the case of Mr. Mosher. The amounts shown reflect the difference between the Offer Price and the exercise prices of the accelerated portion of unvested options held by the individual.

(3)
Represents a pro rata quarterly bonus true-up that is triggered on a change in control under the Company's Fiscal 2011 Management Bonus Plan. The Company has estimated the payments the executive would receive based on the assumption that the bonus achievement in the six months ending October 31, 2010 is between 100.5% and 102.5% of the target goals, which is consistent with the level of the Company's achievement in the first fiscal quarter ended July 31, 2010. The estimated payments have been reduced by the amount previously paid in connection with the first fiscal quarter and the amount estimated to be ordinarily payable in connection with the second fiscal quarter absent a change in control. The actual true-up bonus could be higher or lower, depending on the Company's actual performance in the second fiscal quarter.

(4)
The amount of any HP retention payment acceleration will be paid to the officers to whom it applies, including, where indicated, the executive officers listed in this table, upon a termination without cause within 24 months, or 12 months in the case of Mr. Reilly, following the Merger (less any portion previously paid), provided that half of the retention amount will be paid if the individual remains continuously employed with the Company or HP for a period of 12 months following the Merger with the balance paid upon 24 months of continuous employment following the Merger, except in the case of Mr. Reilly the full amount of which will be paid upon 12 months of such continuous employment.

  Employee Stock Purchase Plan

        The Company maintains the 2007 Employee Stock Purchase Plan (the "2007 ESPP") in which all employees that are employed by the Company or any participating subsidiary of the Company for at least 20 hours per week and more than five months in any calendar year are eligible to participate. Pursuant to the Merger Agreement, within five business days after request from HP to do so, the Company shall take such action as may be necessary to establish a new Purchase Date (as defined under the 2007 ESPP) prior to the Effective Time with respect to the Offering Periods (as defined in the 2007 ESPP) otherwise then in effect (the "Final Purchase Date"). Each outstanding option under the 2007 ESPP on the Final Purchase Date shall be exercised on such date for the purchase of Common Stock in accordance with the terms of the 2007 ESPP. The 2007 ESPP shall be terminated as of the business day immediately preceding the Effective Time. No new enrollments or increases in current purchase rates shall be permitted after the Agreement Date (other than pursuant to the enrollment period that was open as of the Agreement Date, but which ended on September 15, 2010).

  Director and Officer Indemnification and Insurance

        The Company's certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware Law. Consequently, the Company's directors will not be personally liable to the Company or the Stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to the Company or the Stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        The Company's certificate of incorporation provides that the Company is required to indemnify its directors and the Company's bylaws provide that the Company is required to indemnify its directors and executive officers, in each case to the fullest extent permitted by Delaware Law. Any repeal of or modification to the Company's certificate of incorporation or bylaws may not adversely affect any right or protection of a director or executive officer for or with respect to any acts or omissions of such director or executive officer occurring prior to such amendment or repeal. The Company's bylaws also provide that the Company must advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit the Company to secure insurance on behalf of any executive officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether the Company would otherwise be permitted to indemnify him or her under the provisions of Delaware Law. The Company has entered into agreements to indemnify its directors, executive officers and other employees as determined by the Board. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company believes that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. The Company also maintain directors' and officers' liability insurance. The description of the indemnification agreements entered into with the Company's directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(17), which is incorporated herein by reference.

        The Merger Agreement provides that for six years after the Effective Time, HP shall, and shall cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Appointment Time between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Appointment Time (the "Indemnified Parties"). In addition, for a period of six years following the Effective Time, HP shall (and shall cause the Surviving Corporation and its subsidiaries to) (i) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law, and (ii) honor and fulfill the obligations of the Company under any indemnification agreements in effect as of the Agreement Date between the Company and any Indemnified Party; provided, however, that in the event any claim or claims are asserted or made within such period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

        The Merger Agreement also provides that for six years after the Effective Time, HP shall, or shall cause the Surviving Corporation and its subsidiaries to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters, following request in writing from the applicable director or officer, and subject to indemnification pursuant to the procedures set forth, and to the extent provided in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time; provided, however, that any person to whom expenses are advanced undertakes, to the extent required by the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time or Delaware Law, to repay such advanced expenses to HP or the Surviving Corporation as soon as reasonably practicable if it is ultimately determined that such person is not entitled to indemnification.

        The Merger Agreement also provides that for six years after the Effective Time, HP and the Surviving Corporation shall maintain in effect the Company's current directors' and officers' liability insurance (the "D&O Insurance") in respect of acts or omissions occurring at or prior to the

Appointment Time, covering each person covered by the D&O Insurance immediately prior to the Appointment Time, on terms with respect to the coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the Agreement Date and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance; provided, however, that the Surviving Corporation may, at its option, (i) substitute therefor policies of HP, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance program (to be effective as of the Effective Time), provided further, however, that HP and the Surviving Corporation shall not be obligated to pay annual premiums in excess of 250% of the amount paid by the Company for coverage for its last full fiscal year (such 250% amount, the "Maximum Annual Premium"), provided that that if the annual premiums of such insurance coverage exceed such amount, HP and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Appointment Time, HP or the Company may purchase a six-year "tail" prepaid policy on the D&O Insurance containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than the D&O Insurance in effect on the Agreement Date and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance. In the event that HP shall purchase such a "tail" policy prior to the Appointment Time, HP and the Surviving Corporation shall maintain such "tail" policy in full force and effect and continue to honor their respective obligations thereunder through such six-year period, in lieu of all other obligations of HP and the Surviving Corporation under the first sentence of this paragraph for so long as such "tail" policy shall be maintained in full force and effect.

        (b)    Arrangements with Purchaser and HP.

  Merger Agreement

        The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

  Tender and Voting Agreements

        The summary of the Tender and Voting Agreements, dated as of September 13, 2010, by and between HP, Purchaser and certain directors and executive officers of the Company (in their capacities as Stockholders), consisting of Craig Ramsey, Hugh S. Njemanze, Thomas J. Reilly, Ted Schlein, and KPCB Holdings, Inc., and certain spouses and trusts affiliated with certain of the foregoing persons (the "Tender and Voting Agreements") contained in Section 12 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

  Confidentiality Agreement

        The Company and HP entered into a Confidentiality Agreement dated as of August 18, 2010 (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, the Company and HP agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible transaction between the Company and HP. The parties also agreed to limitations on the use or benefit of the confidential information exchanged.

  Exclusivity Agreement

        The Company and HP entered into an Exclusivity Agreement dated as of August 27, 2010 (the "Exclusivity Agreement"). Under the terms of the Exclusivity Agreement, the Company agreed not to solicit or participate in discussions with another party regarding possible change of control of ArcSight, furnish non-public information to another party (other than in the ordinary course), assist or cooperate with any other party making a proposal to acquire ArcSight equity (other than pursuant to existing plans) or licensing of the Company's assets (other than in the ordinary course), or enter into an agreement for another party to acquire or license any significant portion of ArcSight. The Exclusivity Agreement also required that ArcSight terminate any existing discussions with regard to, and notify HP of any third-party offer to do, any of the items above. The Exclusivity Agreement provided that ArcSight may give notice of termination at any time after midnight on September 9, 2010, whereupon such restrictions and obligations would expire 77 hours following such notice. This summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

  Executive Officer Agreements

        The agreements the executive officers have entered into with HP are described under the section heading "Executive Officer Agreements with HP."

Item 4.    The Solicitation or Recommendation.

        (a)    Solicitation Recommendation.

        At a meeting on September 12, 2010, the Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to the Company and the Stockholders, and (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required under Delaware Law, adopt the Merger Agreement.

        A letter to the Stockholders from the Company's President and Chief Executive Officer communicating the Board's recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

        (b)    Background of the Offer and Reasons for the Board's Recommendation.

  Background of the Offer

        The ArcSight Board periodically reviews and assesses ArcSight's long term strategies and objectives and developments in the markets in which it operates, including, among other things, strategies to improve ArcSight's business and operations through potential partnering, strategic alliances or other strategic opportunities with other companies. In addition, ArcSight's senior management has met from time to time with representatives of other companies to discuss trends in their respective businesses and explore opportunities for strategic partnerships.

        In March 2010, representatives of ArcSight and Company No. l initiated discussions of potential opportunities to cooperate in marketing and business development efforts. During the course of the next five months there were several meetings between representatives of the two companies to continue those discussions.

        In April 2010, Hugh S. Njemanze, ArcSight's Chief Technology Officer and Executive Vice President of Research and Development, and Jeffrey Scheel, ArcSight's Senior Vice President of Business Development, met with Robin Purohit, HP's Vice President and General Manager of Software

Products, and Andy Johnson, HP's Vice President of Corporate Development, along with several other members of their respective teams to discuss partnering opportunities.

        In July 2010, Thomas J. Reilly, ArcSight's President and Chief Executive Officer, contacted Bill Veghte, HP's Executive Vice President of HP Software & Solutions, via email to congratulate him on his new role and requested a meeting to discuss partnering opportunities, which led to a July 28, 2010 meeting between Messrs. Reilly and Njemanze (with another ArcSight employee), on the one hand, and Messrs. Veghte and Purohit, on the other, in which the participants discussed partnering opportunities and identified areas of potential cooperation. No discussion of a potential acquisition of ArcSight occurred during this meeting.

        On August 3, 2010, a senior officer of Company No. 1 called Mr. Reilly to inform Mr. Reilly that Company No. 1 was interested in a potential acquisition of ArcSight. He acknowledged that ArcSight was not expecting such a discussion, yet said he would be sending an indication of interest in acquiring ArcSight to Mr. Reilly the following day.

        The ArcSight Board held a meeting the following morning on August 4, 2010 to discuss an appropriate response in the event an unsolicited offer would be received. A representative of Fenwick & West LLP ("Fenwick & West"), outside counsel to ArcSight, reviewed with the Board its fiduciary duties with respect to consideration of a proposal from Company No. 1 following receipt. Later on the morning on August 4, 2010, Mr. Reilly received a written indication of interest, dated August 3, 2010, from Company No. 1 offering to acquire ArcSight at a price of $34.00 per share in cash, which stated that Company No. 1's interest was premised on ArcSight promptly moving into exclusive negotiations with it. ArcSight's closing price on The NASDAQ Global Market on August 3, 2010 was $25.06 per share.

        The ArcSight Board convened a special meeting on the morning of August 5, 2010 to discuss the offer received from Company No. 1. ArcSight management briefed the Board on the indication of interest received from Company No. 1, including its preliminary analysis of the offer, ArcSight's strategic position and business on a stand-alone basis and opportunities to engage in strategic relationships with other companies. The Board then further discussed its fiduciary duties in the context of the proposal from Company No. 1, considered ArcSight's strategic alternatives and discussed the potential outcomes of pursuing different strategies. The Board directed management to recommend an investment bank to assist the Board in its evaluation of the offer from Company No. 1 and consideration of its strategic alternatives and provided guidance to management on the relevant criteria for selecting this financial advisor.

        On the evening of August 5, 2010, Mr. Reilly had a previously-scheduled dinner with Mr. Veghte to discuss their respective perspectives on their businesses and explore opportunities for strategic partnerships. No discussion of a potential acquisition of ArcSight occurred during this dinner.

        On August 6, 2010, Mr. Reilly and a senior officer of Company No. 1 had a telephone call to discuss the indication of interest delivered to ArcSight on August 4, 2010.

        At a meeting of the ArcSight Board held on August 8, 2010, representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the financial advisor recommended by management, presented to the Board their preliminary perspective on the valuation of ArcSight and the transaction proposed by Company No. 1. The Board instructed management and Morgan Stanley to contact six other companies that the Board determined would be most likely to be interested in pursuing an acquisition of ArcSight, based on such companies' business strategies, ability to fund such an acquisition, and their ability to smoothly evaluate, execute and consummate a transaction. Also at this meeting, the ArcSight Board approved the retention of Morgan Stanley as its financial advisor in connection with a potential sale of ArcSight. The Board directed management to communicate to Company No. 1 that ArcSight would not be willing to enter into exclusive discussions with Company No. 1 based on its initial offer.

        On August 9, 2010, ArcSight management informed Company No. 1 that the Board had reviewed its offer and was not prepared to accept the offer. ArcSight offered to provide Company No. 1 with additional information regarding ArcSight under an appropriate confidentiality agreement to assist it in preparing a revised proposal for ArcSight. Following these discussions, the parties agreed to meet on August 20, 2010.

        Between August 10 and August 12, 2010, ArcSight management and representatives of Morgan Stanley acting on behalf of ArcSight contacted executives of five other companies, including HP. ArcSight management and Morgan Stanley indicated that ArcSight had received an unexpected proposal to be acquired, that ArcSight was considering a potential sale of the company, that ArcSight management was prepared to provide a management presentation to interested parties, that parties that were interested in reviewing a potential acquisition of ArcSight would need to be prepared to sign a confidentiality agreement, conduct their evaluation quickly and offer a full price for ArcSight.

        Between August 10 and August 16, 2010, ArcSight management prepared a management presentation in consultation with representatives of Morgan Stanley to review with potential acquirers. The management presentation included an overview of ArcSight's business, growth opportunities, potential synergies and potential values for ArcSight. Morgan Stanley also scheduled meetings for Company No. 2, Company No. 3 and HP during the week of August 16, 2010. During this period, executives of Company No. 4 and Company No. 5 informed representatives of Morgan Stanley that they were not interested in receiving a management presentation and would not be submitting an indication of interest in acquiring ArcSight.

        On August 12, 2010, ArcSight and Company No. 1 entered into a confidentiality agreement amending a confidentiality agreement between ArcSight and Company No. 1 that was previously executed in contemplation of discussing potential cooperation in marketing and business development efforts.

        At a meeting of the ArcSight Board held on August 13, 2010, ArcSight management discussed with the Board the continuing discussions between representatives of Morgan Stanley and ArcSight on one hand, and representatives of Company No. 1 and its financial advisor on the other, as well as the status of contacts with the other companies identified by the Board regarding their potential interest in considering a potential acquisition of ArcSight.

        On August 15, 2010, ArcSight and Company No. 2 entered into a confidentiality agreement.

        On August 16, 2010, ArcSight and Company No. 3 entered into a confidentiality agreement.

        On the morning of August 17, 2010, ArcSight management and representatives of Morgan Stanley reviewed the management presentation with executives of Company No 2. In addition, Mr. Reilly met with senior executives of Company No. 2 to discuss the business opportunities associated with an acquisition of ArcSight by Company No. 2. Also on August 17, 2010, ArcSight management and representatives of Morgan Stanley reviewed the management presentation with executives of Company No 3. At the end of the presentations, representatives of Morgan Stanley indicated to the parties that if they were interested in a potential acquisition of ArcSight that they should be prepared to provide a written proposal during the week of August 23, 2010.

        On August 18, 2010, ArcSight management and representatives of Morgan Stanley reviewed the management presentation with senior executives from Company No. 1 and its financial advisor.

        Also on August 18, 2010, ArcSight and HP entered into a confidentiality agreement.

        On August 19, 2010, ArcSight management and representatives of Morgan Stanley reviewed the management presentation with executives of HP and its financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"). Attendees from HP included Mr. Veghte, Mr. Purohit, Mark Potts, HP Fellow, Mr. Johnson and several other individuals representing corporate development, IT, sales, services and finance. At the end of the presentation, representatives of Morgan Stanley indicated to HP that if they were interested in a potential acquisition of ArcSight, they should be prepared to provide a written proposal during the week of August 23, 2010.

        On August 20, 2010, representatives of Morgan Stanley contacted an executive at Company No. 6 on behalf of ArcSight, which had not previously been contacted. Morgan Stanley indicated that ArcSight was considering a potential sale of ArcSight, that ArcSight management was prepared to provide a management presentation to Company No. 6, and that if Company No. 6 was interested in reviewing a potential acquisition of ArcSight, it would need to sign a confidentiality agreement, conduct its evaluation quickly and offer a full price for ArcSight. The executive of Company No. 6 indicated that it would discuss the opportunity internally and let Morgan Stanley know if there was interest in participating in the process.

        On August 20, 2010, a senior executive of Company No. 1 called Mr. Reilly and indicated that Company No. 1 intended to provide a written proposal to ArcSight no later than August 24, 2010.

        Between August 17 and August 23, 2010, ArcSight and representatives of Morgan Stanley provided additional information regarding ArcSight to Company No. 1, Company No. 2, Company No. 3 and HP to address further questions that such parties had about ArcSight's business.

        On August 23, 2010, representatives of Company No. 1's financial advisor spoke with representatives of Morgan Stanley and indicated that Company No. 1 planned to provide a revised indication of interest no later than August 24, 2010. Company No. 1's financial advisor indicated that such proposal would include a condition that ArcSight enter into exclusive discussions with Company No. 1. Also on August 23, 2010, representatives of Morgan Stanley contacted Company No. 6 to further discuss a potential acquisition of ArcSight. Company No. 6 indicated that it had not determined if it was prepared to consider an acquisition of ArcSight. Also on August 23, 2010, Mr. Reilly met with Shane Robison, HP's Executive Vice President and Chief Strategy and Technology Officer. At that meeting, Mr. Reilly advised Mr. Robison that ArcSight was expecting a proposal from a third party on August 24, 2010.

        On August 24, 2010, Mr. Reilly was contacted by a senior executive of Company No. 1, who informed Mr. Reilly that ArcSight would receive later that day a written indication of interest from Company No. 1 to acquire ArcSight at a price of $39.00 per share in cash. That written indication of interest was received later that day. Company No. 1's indication of interest also requested a response within one day and required ArcSight to enter into exclusive negotiations for a 14-day period in order to continue discussions. That day, representatives of Company No. 1's financial advisor spoke with representatives of Morgan Stanley and indicated that Company No. 1's request for exclusivity was fundamental to the proposal and that Company No. 1 would withdraw its offer unless such exclusivity was provided. Later that day, representatives of Company No. 1's financial advisor sent to Morgan Stanley a due diligence request list and proposed due diligence meeting schedule.

        On August 24, 2010, representatives of Morgan Stanley spoke with executives of Company No. 2 and indicated that that day ArcSight had received a revised proposal from the company that had initially provided an acquisition proposal and that ArcSight's board expected to review that proposal and any other proposals that were received on August 25, 2010. Representatives of Morgan Stanley encouraged Company No. 2 to provide a written proposal in advance of the ArcSight Board meeting on August 25, 2010.

        On August 24, 2010, representatives of Morgan Stanley spoke with representatives of Goldman Sachs and indicated that ArcSight had received a revised proposal on August 24, 2010 and that ArcSight's Board expected to review that proposal and any other proposals that were received on August 25, 2010. Representatives of Morgan Stanley encouraged HP to provide a written proposal in advance of the ArcSight Board meeting on August 25, 2010.

        On August 24, 2010, representatives of Morgan Stanley called but were unable to speak with executives of Company No. 3. Also on August 24, 2010, an executive of Company No. 6 indicated to Morgan Stanley that Company No. 6 did not intend to make a proposal to acquire ArcSight.

        On the evening of August 24, 2010, Morgan Stanley received a written indication of interest from HP to acquire ArcSight pursuant to a tender offer and a back end merger at a price of $42.00 per share in cash. HP's indication of interest noted that it was not subject to any financing condition, included a requirement that certain stockholders of ArcSight enter into support agreements to tender their shares in the tender offer and vote in favor of the merger and also required ArcSight to enter into an exclusivity agreement for a 17-day period.

        On August 25, 2010, the Board held a meeting to discuss the indications of interest provided by HP and Company No. 1 and the results of the discussions between representatives of Morgan Stanley and Company No. 2, Company No. 3, Company No. 6 and the other companies that Morgan Stanley had contacted but that had not further participated in the process. The Board engaged in an extensive discussion regarding the indications of interest and proposed next steps with HP and the other companies. Following discussion, the Board instructed Morgan Stanley to revert to HP, Company No. 1, Company No. 2 and Company No. 3 to request that such parties submit "best and final" offers to Morgan Stanley by 10 a.m. PT on August 27, 2010 and that ArcSight would be prepared to enter into an exclusivity agreement with the party that submitted the highest "best and final" offer by that time. In reaching the determination to offer to enter into exclusivity at this time, the Board considered the value of the proposals that had been received, the fact that Company No. 1 was not prepared to engage in a multi-party process, the likelihood that other parties would not make proposals that were competitive with Company No. 1 and HP, the likelihood that, as a result of the indications of interest that had been received, further discussions would likely include only a single party, and the fact that the offer of exclusivity would provide an inducement for the parties to increase the price of their offers as well as the potential impact that an extended process with multiple parties would have on ArcSight's business.

        Following the ArcSight Board meeting, Morgan Stanley and Mr. Reilly contacted HP and Goldman Sachs, and Company No. 1 and Company No. 1's financial advisor, and Morgan Stanley contacted Company No. 2 and Company No. 3 as directed by the Board. On August 25, 2010, Morgan Stanley requested that HP and Company No. 1 provide their "best and final" offer by 10 a.m. PT on August 27, 2010 and that ArcSight would be prepared to enter into an exclusivity agreement with the party that submitted the highest "best and final" offer by that time. HP indicated that it would consider providing a revised proposal. Company No. 1 indicated that, while it was prepared to consider a higher offer, it would not be able to increase its offer to an amount in the competitive range or participate further in a multi-party process. On August 25, 2010, Mr. Reilly contacted Mr. Veghte to confirm that ArcSight had requested multiple "best and final" offers, which were due by August 27, 2010. On August 25, 2010, Morgan Stanley also contacted Company No. 2 and communicated that ArcSight had received multiple offers, was requesting "best and final" offers by 10 a.m. PT on August 27, 2010 and would be prepared to enter into an exclusivity agreement with the party that submitted the highest "best and final" offer by that time. In that conversation, Company No. 2 indicated that it had completed its internal review process and was unable to make an offer in the competitive range. On August 25, 2010, Morgan Stanley contacted Company No. 3 and communicated that ArcSight had received multiple offers, was requesting "best and final" offers by 10 a.m. PT on August 27, 2010 and would be prepared to enter into an exclusivity agreement with the party that submitted the highest "best and final" offer by that time.

        On August 26, 2010, near the end of regular trading hours, the Wall Street Journal published a news article on its website indicating that ArcSight had "put itself on the auction block" and potential bidders, including HP, could pay up to $1.5 billion, in the aggregate. ArcSight's opening price on The NASDAQ Global Market on this day was $28.40 per share. Following the publication of this news article, ArcSight's closing price on The NASDAQ Global Market on this day was $36.63, reflecting the resulting rumors and market speculation among traders of ArcSight's common stock regarding a potential acquisition of ArcSight.

        On August 26, 2010, Morgan Stanley engaged in discussions with Goldman Sachs regarding HP's interest in making a revised proposal. Later on August 26, 2010, the Board held a meeting to discuss the Wall Street Journal news article and discuss ArcSight's next steps in light of its publication. Following discussion, including consultation with representatives of Morgan Stanley and Fenwick & West, the Board determined to continue with the negotiation process as discussed at its meeting on August 25, 2010.

        Following this discussion Morgan Stanley communicated with Goldman Sachs, Company No. 2 and Company No. 3 that the Board of ArcSight was continuing to request "best and final" offers by 10 a.m. PT August 27, 2010. Company No. 3 indicated that it was not able to make a competitive offer for ArcSight and that having additional time to consider a potential acquisition of ArcSight would not change that conclusion.

        Early on August 27, 2010, Morgan Stanley received a revised written indication of interest from HP offering to acquire ArcSight pursuant to a tender offer and back end merger at an offer price of $43.50 per share. HP's revised indication of interest noted that it was not subject to any financing condition, included a requirement that certain stockholders of ArcSight enter into support agreements to tender their shares in the tender offer, and also required ArcSight to enter into an exclusivity agreement for a 17-day period. Also on August 27, 2010, Company No. 1's financial advisor called Morgan Stanley and indicated that it was not prepared to make an offer at a price in the competitive range and was not prepared to engage in a multi-party process. No offers were received from Company No. 2 or Company No. 3. In addition, there were no further indications of interest from other parties that resulted from the Wall Street Journal article.

        On August 27, 2010, the Board held a meeting to discuss the indication of interest provided by HP earlier that day and discussions between Morgan Stanley and each of Company No. 1, Company No. 2 and Company No. 3. After extensive discussion by the Board and representatives of Fenwick & West and Morgan Stanley, the Board approved the entry into an exclusivity agreement with HP subject to receiving clarifications with respect to certain terms of HP's proposal, process and timeline. Following the Board meeting, ArcSight management and representatives of Morgan Stanley and Fenwick & West discussed certain terms of a potential transaction and the terms and length of the proposed exclusivity period. Later on August 27, 2010, the parties negotiated and signed an exclusivity agreement that provided exclusivity until ArcSight provided notice of termination at any time after midnight on September 9, 2010, whereupon exclusivity would expire 77 hours following such notice.

        On August 28, 2010, Fenwick & West granted access to an online data room containing ArcSight due diligence materials to representatives of HP, Goldman Sachs and Gibson, Dunn & Crutcher LLP ("Gibson Dunn") counsel to HP. Between August 28 and September 13, 2010, representatives of HP, Gibson Dunn and Goldman Sachs reviewed materials in the data room, requested additional materials and conducted numerous discussions with representatives of ArcSight and Fenwick & West regarding due diligence matters.

        Between August 30 and September 10, 2010, Messrs. Veghte, Purohit and Johnson, and other employees of HP as well as representatives of Gibson Dunn and Goldman Sachs on the one hand, met numerous times with Messrs. Reilly, Grierson, Njemanze, Scheel and Mosher, Ms. Phi and Joni Kahn, ArcSight's Senior Vice President of Services and Support, and other officers and employees of ArcSight, as well as representatives of Fenwick & West and Morgan Stanley, on the other hand, to discuss various aspects of ArcSight's business, operations and assets and the potential business combination.

        On August 30, 2010, a representative of Goldman Sachs communicated to a representative of Morgan Stanley that, in HP's view, the break-up fee for the transaction should be at the high end of the range for transactions of this scale, citing the recent bidding contests for public technology companies, the active bidding and negotiation process that ArcSight had engaged in, and the publication of the Wall Street Journal article, such that the Board could feel confident that all potentially interested parties had been informed of the opportunity to acquire ArcSight and that the Board had thus achieved the best value available for Stockholders. On September 1, 2010, Gibson Dunn provided a draft Merger Agreement to Fenwick & West. Between September 1 and September 3, 2010, Ms. Phi and other employees of ArcSight and representatives of Fenwick & West and Morgan Stanley reviewed the draft Merger Agreement.

        Also on September 1, 2010, the ArcSight Board held a meeting during which ArcSight management and representatives of Fenwick & West updated the Board on the due diligence process and the status of the potential transaction with HP.

        On September 2, 2010, ArcSight and Morgan Stanley executed an engagement letter confirming in writing the terms of the engagement as of August 6, 2010 of Morgan Stanley to act as ArcSight's financial advisor in connection with a potential sale of ArcSight. Also on September 2, 2010, Gibson Dunn provided a draft form of Tender and Voting Agreement to Fenwick & West.

        On September 3, 2010, Fenwick & West provided comments to the draft Merger Agreement to Gibson Dunn. Representatives of Fenwick & West also communicated to representatives of Gibson Dunn that ArcSight proposed a break-up fee of 2.4% of ArcSight's equity value in the transaction.

        On September 4, 2010, Fenwick & West provided comments on the draft Tender and Voting Agreement to Gibson Dunn.

        On September 5, 2010, Ms. Phi and representatives of Fenwick & West negotiated the terms of the Merger Agreement with HP in-house counsel and representatives of Gibson Dunn.

        The ArcSight Board held a meeting during the evening of September 5, 2010, at which Ms. Phi and representatives of Fenwick & West provided a summary of the proposed terms of the Merger Agreement and updated the Board on the status of the due diligence process, and the contemplated timing of announcement of the potential transaction.

        On September 6, 2010, Gibson Dunn responded to the comments provided by Fenwick & West to the form Tender and Voting Agreement. Representatives of Fenwick & West negotiated the terms of that agreement with Gibson Dunn during the day.

        On September 7, 2010, at the direction of HP, representatives of Goldman Sachs proposed to representatives of Morgan Stanley HP's proposal of a break-up fee of 4.3% of ArcSight's equity value in the transaction.

        Early in the morning on September 8, 2010, Gibson Dunn provided a revised draft of the Merger Agreement, which included the 4.3% of equity value break-up fee. Later that day, representatives of ArcSight and Fenwick & West on one hand, and representatives of HP and Gibson Dunn on the other hand, negotiated various aspects of the revised draft of the Merger Agreement. That evening, Gibson Dunn provided a revised draft of the Tender and Voting Agreement to Fenwick & West. Fenwick & West distributed the Tender and Voting Agreement to Kleiner Perkins Caufield & Byers, a significant ArcSight stockholder (affiliated with Mr. Schlein, a member of the ArcSight Board), whom HP had requested enter into such agreement, for their review. Early on September 9, 2010, Ms. Phi distributed the Tender and Voting Agreement to the ArcSight directors and executive officers that HP had requested execute such agreements for their review.

        On September 9, 2010, representatives of ArcSight and Fenwick & West continued to provide comments to Gibson Dunn on the revised draft Merger Agreement. Following these discussions, the key terms that remained unresolved included certain representations and warranties, the amount of the break-up fee, the circumstances that would give rise to the parties' rights to terminate the Merger Agreement and ArcSight's obligation to pay the break-up fee, the circumstances that would permit the ArcSight directors to consider and accept a superior acquisition proposal, and certain regulatory conditions to closing. In addition, HP and its representatives continued to conduct their due diligence investigation and review ArcSight's disclosure schedules.

        On the evening of September 9, 2010, Gibson Dunn provided a revised draft of the Merger Agreement to Fenwick & West, to which Fenwick & West provided comments and which representatives of Fenwick & West and Gibson Dunn negotiated on September 10, 2010.

        From September 7 to September 9, 2010, HP provided to 11 ArcSight employees proposed offer letters. The individuals receiving offer letters retained counsel in connection therewith.

        On September 11, 2010, Gibson Dunn provided revised drafts of the Merger Agreement to Fenwick & West, to which representatives of ArcSight and Fenwick & West provided comment on certain matters, in iterative fashion through the day and into the late evening. During the day, a representative of Fenwick & West counter-offered to a representative of Gibson Dunn a break-up fee of 2.7% of ArcSight equity value in the transaction. In addition, representatives of HP discussed and negotiated the terms of the offer letters with the key ArcSight employees and their counsel.

        On September 12, 2010, Gibson Dunn provided a revised draft of the Merger Agreement and, shortly before a meeting of the ArcSight Board, representatives of Goldman Sachs reiterated HP's proposal for a break-up fee of 4.3% of ArcSight equity value in the transaction. In addition, representatives of HP continued to discuss and negotiate the terms of the offer letters with the key employees and their counsel.

        On September 12, 2010, the ArcSight Board met during the day to discuss the proposed transaction. Representatives of Fenwick & West reviewed with the Board the tender offer process and the proposed timeline to closing, and reviewed with the Board its fiduciary duties in the context of the proposed transaction. ArcSight management and representatives of Fenwick & West provided a detailed summary of the proposed Merger Agreement, including the provisions in the Merger Agreement regarding the Board's recommendation of the HP offer and ArcSight's right to terminate the Merger Agreement to accept a superior offer unmatched by HP. Representatives of Morgan Stanley then provided the Board with their financial analysis of the proposed transaction. The Board then discussed the 4.3% of equity value break-up fee proposed by HP, and confirmed that it would not approve the proposed transaction unless the break-up fee was reduced. ArcSight management and representatives of Morgan Stanley and Fenwick & West confirmed to the Board that no other indications of interest had been received by ArcSight, notwithstanding the widely reported speculation regarding the transaction following the Wall Street Journal article.

        After the Board meeting and through the evening of September 12, 2010, representatives of ArcSight, Fenwick & West and Morgan Stanley continued to discuss and negotiate aspects of the Merger Agreement, including the break-up fee, with representatives of HP, Gibson Dunn and Goldman Sachs, at the conclusion of which the HP advisors proposed a break-up of 3.5% of equity value, or $61 million. In addition, during this evening, representatives of HP further discussed and negotiated the terms of the offer letters with the key employees and their counsel.

        Late in the evening of September 12, 2010, the ArcSight Board again met to consider approval of the Offer and the Merger Agreement, including the proposed break-up fee of 3.5% of equity value in the transaction. Representatives of Morgan Stanley and Fenwick & West discussed with the Board the proposed break-up fee amount, including the range of break-up fees in precedent transactions. Following discussion, the Board determined that the 3.5% break-up fee was acceptable, given the bidding and negotiation process that had been followed, the range of break-up fees in precedent transactions, and the other terms of the Merger Agreement. Representatives of Morgan Stanley then delivered to the Board an oral opinion, subsequently confirmed in writing, that as of September 12, 2010, and based upon and subject to various assumptions, considerations, qualifications and limitations set forth in the written opinion (a draft of which had been provided to the Board earlier in the day), the $43.50 per share in cash to be received by the Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such holders. Following further discussion, the ArcSight Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and in the best interests of and were fair to the Company and the Stockholders, and (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommended that the Stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required under Delaware Law, adopt the Merger Agreement.

        Early in the morning on September 13, 2010, HP, ArcSight and Purchaser executed the Merger Agreement, and HP, Purchaser and the other signatories to the Tender and Voting Agreements executed such agreements, and three executive officers of ArcSight executed offer letters with HP.

        Prior to the opening of the U.S financial markets on September 13, 2010, HP and ArcSight publicly announced the execution of the Merger Agreement.

        Between September 13, 2010 and September 14, 2010, the other eight employees who had received offers letters executed them with HP.

        On September 22, 2010, HP and Purchaser commenced the offer.

  Reasons for Recommendation

        The ArcSight Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to the Company and the Stockholders, and (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required under Delaware Law, adopt the Merger Agreement.

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that Stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware Law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement, the ArcSight Board consulted with ArcSight's senior management, legal counsel and financial advisor. The Board also consulted with outside legal counsel, Fenwick & West, regarding the Board's fiduciary duties, and the terms of the Merger Agreement and related agreements. Based on these consultations, the financial analysis provided by Morgan Stanley and the factors discussed below, the Board concluded that entering into the Merger Agreement with HP is in the best interests of Stockholders.

        The following discussion includes the material reasons and factors considered by the ArcSight Board in making its recommendation, but is not, and is not intended to be, exhaustive:

  •
  the Offer Price to be paid in cash for each share of the Common Stock would provide Stockholders with the opportunity to receive a significant premium over the market price of the Common Stock (unaffected by the Wall Street Journal article and related speculation). The Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that:

    •
    the closing price of the Common Stock on The NASDAQ Global Select Market on August 25, 2010 (the last closing price prior to the Wall Street Journal article) was $28.23 per share and the cash Offer Price represents a 54% premium over such closing price,

    •
    the Offer Price represents a 74% premium over the $25.06 per share closing price on August 3, 2010 (the day prior to the initial indication of interest from Company No. 1),

    •
    the Offer Price represents a premium of 70% over the average closing price of the Common Stock during the 30-day period ended August 25, 2010,

    •
    the Offer Price represents a premium of 81% over the average closing price of the Common Stock during the 60-day period ended August 25, 2010, and

    •
    the Offer Price represents a premium of 48% over the all-time high (and 52-week high) trading price of $29.33 for the Common Stock prior to August 25, 2010;

  •
  the possible alternatives to the acquisition by HP (including the possibility of continuing to operate ArcSight as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Stockholders of these alternatives and the timing and the likelihood of accomplishing the objectives of such alternatives, and the Board's assessment that none of these alternatives were reasonably likely to present superior opportunities for ArcSight to create greater value for Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

  •
  the Board's estimation of the unlikelihood of a strategic alternative at a higher value than the cash price to be paid in the Offer and Merger in light of the fact that ArcSight actively negotiated increases in the initial and subsequent offers received, solicited alternative proposals from those companies that the Board (after consultation with Morgan Stanley) determined would be most likely to have the strategic interest and financial ability to acquire ArcSight, and the fact that the Wall Street Journal article had been published, such that the Board could feel confident that all interested parties had been informed of the opportunity to acquire ArcSight;

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  the risk that if ArcSight did not accept HP's offer, characterized as its "highest and best" price, there may not have been another opportunity to do so;

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  the consideration to be received by Stockholders in the Offer and Merger as compared to premiums in other comparable merger and acquisition transactions, as detailed in the "Opinion of ArcSight's Financial Advisor, Morgan Stanley" below;

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  the relationship of the Offer Price to the discounted equity value of ArcSight operating as an independent entity, based on ArcSight management's projections and the consensus of publicly available estimates prepared by the equity research analysts that cover ArcSight Common Stock, as detailed in the "Opinion of ArcSight's Financial Advisor, Morgan Stanley" below;

  •
  the multiple of ArcSight's aggregate value in the proposed transaction to its 2010 and 2011 revenues, EBITDA and earnings implied by the Offer Price compared to the lower multiplies implied in comparable public enterprise software merger and acquisition transactions that have been announced since January 1, 2007, as detailed in the "Opinion of ArcSight's Financial Advisor, Morgan Stanley" below;

  •
  the form of consideration to be paid to the Stockholders in the Offer and the Merger is cash and the certainty of value of such cash consideration;

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  the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Common Stock, which should allow Stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which Stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those Stockholders who tender their shares of Common Stock in the Offer;

  •
  the current and historical financial condition, results of operations, business and prospects of ArcSight, as well as ArcSight's financial plan and prospects if it were to remain an independent company and the potential impact on the trading price of the Common Stock of pursuing such a course. The Board discussed ArcSight's current financial plan, including the risks associated with achieving and executing upon ArcSight's business plan, ArcSight's cash reserves, the uncertainty of being able to expand the capabilities of the enterprise threat and risk management platform, otherwise expand product lines and services offerings and expand sales channels, the continued consolidation in ArcSight's industry and increased competition (especially from competitors and potential competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce ArcSight's stock price;

  •
  the business reputation of HP and its management and the substantial financial resources of HP and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with HP and Purchaser could be completed relatively quickly and in an orderly manner, with no financing risk;

  •
  the financial analyses and opinion of Morgan Stanley delivered orally to the Board and subsequently confirmed in writing to the effect that, as of September 12, 2010 and based upon and subject to the factors and assumptions, considerations, qualifications and limitations set forth therein, the $43.50 per share in cash to be received by the Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated September 12, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. Morgan Stanley provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Morgan Stanley opinion does not constitute a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger, the adoption of the Merger Agreement or any other matter. For a further discussion of Morgan Stanley's opinion, see "Opinion of ArcSight's Financial Advisor, Morgan Stanley" below; and

  •
  the provisions of the Merger Agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties and the break-up fee payable by ArcSight. In particular:

  •
  No Financing Condition.  The Board considered the representation of HP and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  While ArcSight is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement), the Merger Agreement does permit the ArcSight Board, subject to compliance with certain requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement)), (1) to furnish information with respect to ArcSight and its subsidiaries to a person making such unsolicited Acquisition Proposal, pursuant to a confidentiality agreement the terms of which are no less favorable to ArcSight than those contained in the confidentiality agreement with HP, and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

    •
    Change in Recommendation/Termination Right to Accept Superior Proposals.  In the event ArcSight receives a Superior Proposal, the Board, after consultation with its outside legal counsel and financial advisor, may withdraw or change its recommendation in favor of the Merger Agreement, the Offer, and the Merger, and terminate the Merger Agreement, if the failure to withdraw or change its recommendation would reasonably be expected to result in a breach of its fiduciary duties to Stockholders under Delaware Law. In order for the Board to withdraw its recommendation in connection with a Superior Proposal, ArcSight and its representatives must not have breached its non-solicitation covenants (other than breaches that are unintentional and not material in effect), and the Board must first provide HP with at least three business days notice of the Superior Offer and a right to match the Superior Proposal. In order for the Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay HP a break-up fee of $61 million in cash;

    •
    Break-up Fee.  The ArcSight Board was of the view that the $61 million break-up fee payable by ArcSight to HP, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was reasonable, given the bidding and negotiation process that had been followed by ArcSight, the range of break-up fees in precedent transactions, and the other terms of the Merger Agreement, and would not likely deter competing bids and would not likely be required to be paid unless the Board entered into or intended to enter into a transaction more favorable to Stockholders than the Offer and Merger;

    •
    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions to HP's obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement;

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    Company Material Adverse Effect.  The Board considered that the Merger Agreement provides that any change or effect related to ArcSight or its business, operations, assets (including intangible assets), financial condition or results of operations arising or resulting from the following items are all excluded as a Company Material Adverse Effect for determining HP's obligation to consummate the Offer:

    •
    market, economic or political conditions, generally or in ArcSight's industry (other than those that substantially disproportionately impact ArcSight),

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    the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger,

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    any stockholder litigation related to the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger,

    •
    changes in law or accounting standards (other than those that substantially disproportionately impact ArcSight),

    •
    taking any action or failing to take any action at the request of HP or Purchaser or as required by the Merger Agreement,

    •
    changes in the trading price or volume of ArcSight Common Stock (in and of themselves), or

      •
      any failure by ArcSight to meet any public estimates or expectations of, or any internal budgets, plans or forecasts for, ArcSight's bookings, revenue, earnings or other financial performance or results of operations for any period;

    •
    Regulatory Efforts and Closing Condition.  The Board considered that HP is required by the Merger Agreement to use its reasonable best efforts to close the Offer and the Merger, including, if required in order to obtain antitrust clearance of the Offer and Merger in relevant jurisdictions, agreeing to divestitures, license remedies or other actions so long as such actions do not have a material adverse effect on ArcSight, or on HP (assuming for such purpose that HP is of equivalent size and has equivalent revenues as ArcSight), or on the benefits expected to be derived by HP from acquiring ArcSight, and that the closing conditions relating to regulatory clearances have these same standards;

    •
    Extension of Offer Period.  The Board considered the Merger Agreement's requirement that Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, for up to six months (or if conditions other than regulatory clearances are satisfied at such six-month date, for an additional three-month period), if conditions to the consummation of the Offer are not satisfied or waived on such expiration dates; and

    •
    Appraisal Rights.  The Board considered the fact that the Stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger,

        In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  the fact that the nature of the Offer and the Merger as a cash transaction means that the Stockholders will not participate in future earnings or growth of ArcSight and will not benefit from any appreciation in value of the combined company, unless they hold assumed unvested options or otherwise acquire common stock of HP;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, the fact that if the Offer and the Merger are not consummated, ArcSight's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the fact that ArcSight will have incurred significant transaction costs, and the perception that ArcSight's continuing business could potentially suffer a loss of customers, business partners and employees;

  •
  the possibility that the $61 million break-up fee, payable in circumstances where ArcSight recommends or accepts an alternative transaction as a Superior Offer, could potentially dissuade a potential acquirer from proposing a transaction that could be superior to Stockholders than the Offer and Merger;

  •
  the effect of the public announcement of the Merger Agreement, including effects on ArcSight's sales, customer, reseller and other channel partner relationships, operating results and stock price, and ArcSight's ability to attract and retain key management and sales and marketing personnel;

  •
  the potential limitations on ArcSight's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement, whereby ArcSight agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of HP;

  •
  the amount of time it could take to complete the Offer and the Merger, including the risk that HP might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

  •
  the consideration to be received by the Stockholders in the Offer and the Merger would be taxable to the Stockholders for U.S. federal income tax purposes;

  •
  the interests of the officers and directors of ArcSight in the Offer and the Merger, including the matters described under Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of this Schedule 14D-9; and

  •
  the impact of the Offer and the Merger on ArcSight's employees.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

        In arriving at their respective recommendations, the Board was aware of the interests of executive officers and directors of ArcSight as described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 hereof.

        The ArcSight Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to the Company and the Stockholders, and (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required under Delaware Law, adopt the Merger Agreement.

        (c)    Intent to Tender.

        To the Company's knowledge after reasonable inquiry, the Company and all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by affiliates of the Company that are not affiliated with an ArcSight executive officer or director, as to which the Company has no knowledge) by them pursuant to the Offer and to vote such Common Stock in favor of the Merger (including the adoption of the Merger Agreement). Except as noted in the next paragraph, the foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        In addition, certain directors and executive officers of the Company (in their capacities as Stockholders), consisting of Craig Ramsey, Hugh S. Njemanze, Thomas J. Reilly, Ted Schlein, and KPCB Holdings, Inc., and certain spouses and trusts affiliated with certain of the foregoing persons, as owners of Common Stock and/or Common Stock issuable upon exercise of outstanding options, entered into Tender and Voting Agreements with HP and Purchaser that, among other things (i) obligate them to tender all their outstanding shares of Common Stock in the Offer and not withdraw such tendered shares at any time, (ii) restrict the transfer of their Common Stock in certain respects and (iii) obligate them to vote their Common Stock in favor of the Merger (including adoption of the Merger Agreement) and against any action or agreement which would materially impede, delay or interfere with, or prevent or nullify, the Merger. Based on the number of shares of Common Stock outstanding as of September 9, 2010, the number of shares owned by the Stockholders that entered into the Tender and Voting Agreements (excluding the shares issuable upon exercise of outstanding options set forth above) represent approximately 15.6% of the Company's issued and outstanding Common Stock as of such date.

        (d)    Opinion of ArcSight's Financial Advisor, Morgan Stanley.

        ArcSight retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. ArcSight selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of ArcSight. At the meeting of the ArcSight Board on September 12, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of September 12, 2010, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such holders. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        The full text of the written opinion of Morgan Stanley, dated as of September 12, 2010, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the ArcSight Board and addresses only the fairness from a financial point of view of the consideration to be received by the Stockholders pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether the shareholders of the Company should tender their shares in the Offer, or as to how the shareholders of the Company should vote at any shareholders' meeting that may be held in connection with the Merger (or whether to take any other action with respect to the Merger). The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of ArcSight;

  •
  reviewed certain internal financial statements and other financial and operating data concerning ArcSight;

  •
  reviewed certain financial projections prepared by the management of ArcSight (see Item 8(g) "Financial Projections" for a more fulsome description of and important qualifications regarding such projections);

  •
  discussed the past and current operations and financial condition and the prospects of ArcSight with senior executives of ArcSight;

  •
  reviewed the reported prices and trading activity for ArcSight Common Stock;

  •
  compared the financial performance of ArcSight and the prices and trading activity of ArcSight Common Stock with that of certain other publicly-traded companies comparable with ArcSight and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in discussions and negotiations among representatives of ArcSight and HP and their financial and legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by ArcSight, and formed a substantial basis for this opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ArcSight of the future financial performance of ArcSight. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions or any delays. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley are not legal, tax or regulatory advisors. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of ArcSight and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of ArcSight's officers, directors or employees, or any class of such persons, relative to the consideration to be received by Stockholders in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ArcSight, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, September 12, 2010. Events occurring after September 12, 2010 may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated September 12, 2010. The various analyses summarized below were based on the closing price of $28.23, the last closing price prior to the publication of a Wall Street Journal article on August 26, 2010 regarding the potential sale of ArcSight. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

        Trading Range Analysis.    Morgan Stanley performed a trading range analysis with respect to the historical share prices of ArcSight Common Stock. Morgan Stanley reviewed the range of closing prices of ArcSight Common Stock for various periods ending on August 25, 2010 (the last closing price unaffected by the rumors and market speculation following the August 26, 2010 Wall Street Journal article). Morgan Stanley observed the following:

Range of Closing Prices
Period Ended August 25, 2010
Last 30 Trading Days	$23.36 - 28.23
Last Six Months	$18.88 - 28.89
Last 12 Months	$18.19 - 28.91

        Morgan Stanley noted that the consideration per share of ArcSight Common Stock of $43.50 pursuant to the Merger Agreement reflected a 54% premium to the closing price per share of ArcSight Common Stock as of August 25, 2010, a 70% premium to the average closing price per share of ArcSight Common Stock for the 30 trading days prior to and including August 25, 2010, and an 81% premium to the average closing price per share of ArcSight Common Stock for the 60 trading days prior to and including August 25, 2010.

        Comparable Company Analysis.    Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of ArcSight the Company with equivalent publicly available consensus estimates for companies that shared similar business characteristics such as those that provide a wide variety of security software solutions (the "Comparable Companies"). These companies included the following:

  •
  Blue Coat Systems, Inc.

  •
  Check Point Software Technologies Ltd.

  •
  F-Secure Corporation

  •
  Fortinet, Inc.

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  McAfee, Inc.

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  Sourcefire, Inc.

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  Symantec Corporation

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  Trend Micro, Inc.

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  Websense, Inc.

        For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

  •
  the ratio of price to estimated earnings per share for calendar year 2011 (based on publicly available consensus estimates); and

  •
  the ratio of aggregate value, to estimated revenue for calendar year 2011 (based on publicly available consensus estimates).

        Based on the analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant ArcSight financial statistic. For purposes of estimated calendar year 2011 revenue and earnings per share, Morgan Stanley utilized ArcSight's management forecasts (the "Management Case") and publicly available estimates, prepared by equity research analysts and available as of September 12, 2010 (the "Street Case"). To calculate an implied value per share, where applicable, Morgan Stanley incorporated ArcSight's outstanding shares and options as of September 1, 2010. The range of financial multiples and resulting implied values per share are as follows:

	Comparable Company Representative Multiple Range	Implied Value Per Share of Company Common Stock
Calendar Year End Financial Statistic
Aggregate Value to Estimated 2011 Revenue (Management Case)	3.0x - 5.0x	$25.70 - $39.01
Aggregate Value to Estimated 2011 Revenue (Street Case)	3.0x - 5.0x	$23.97 - $36.13
Price to Estimated 2011 Earnings Per Share (Management Case)	25.0x - 35.0x	$25.35 - $35.49
Price to Estimated 2011 Earnings Per Share (Street Case)	25.0x - 35.0x	$22.44 - $31.41

        Morgan Stanley noted that the consideration to be received by Stockholders pursuant to the Merger Agreement was $43.50 per share.

        No company utilized in the comparable company analysis is identical to ArcSight. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ArcSight, such as the impact of competition on the businesses of ArcSight and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of ArcSight or the industry or in the financial markets in general.

        Equity Research Analysts' Price Targets.    Morgan Stanley reviewed and analyzed future public market trading price targets for ArcSight Common Stock prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of ArcSight Common Stock and were not discounted to reflect present values. Morgan Stanley concluded from review of existing equity research reports as of September 12, 2010, that certain prices were based on expectations that ArcSight would imminently announce a sale at a certain price. These price targets were excluded from the group of price targets Morgan Stanley incorporated into its range. Giving effect to this adjustment, the range of undiscounted analyst price targets for ArcSight Common Stock was $30.00 to $32.00 as of September 12, 2010.

        Morgan Stanley noted that the consideration to be received by Stockholders pursuant to the Merger Agreement was $43.50 per share.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for ArcSight Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

        Discounted Equity Value Analysis.    Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company's common equity as a function of ArcSight's estimated future earnings and its current price to earnings ratio. The resulting value is subsequently discounted to arrive at a present value for such company's stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of ArcSight Common Stock on a standalone basis.

        Morgan Stanley referenced both the Management Case and the Street Case Earnings Per Share estimates for calendar year 2012 and then applied a range of price to earnings multiples to these estimates as well as a discount rate of 11%.

        The following table summarizes Morgan Stanley's analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of the Company
Management Case	25.0x - 35.0x	$29.98 - $41.97
Street Case	25.0x - 35.0x	$24.88 - $34.83

        Morgan Stanley noted that the consideration to be received by Stockholders pursuant to the Merger Agreement was $43.50 per share.

        Discounted Cash Flow Analysis.    Morgan Stanley calculated a range of equity values per share for ArcSight based on a discounted cash flow analysis to value the Company as a standalone entity. Morgan Stanley utilized Management Case projections for fiscal years 2011, 2012 and 2013 and Street Case projections for fiscal years 2011 and 2012 and, in both cases, extrapolated these projections through 2020. Morgan Stanley calculated the net present value of free cash flows for ArcSight for the years 2011 through 2020 and calculated terminal values in the year 2020 based on a perpetuity growth rate ranging from 2.0% to 4.0%. Morgan Stanley also deducted the estimated accounting value of share-based compensation incurred by the Company for these years. These values were discounted to present values as of December 31, 2010 at a discount rate ranging from 10.0% to 12.0%, which combined to result in a range of implied per share prices of $30.89 to $45.17 per share for the Management Case and implied share prices of $20.07 to $27.97 for the Street Case.

        Morgan Stanley noted that the consideration per share to be received by Stockholders pursuant to the Merger Agreement was $43.50 per share.

        Analysis of Precedent Transactions.    Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for select enterprise information technology transactions occurring between January 1, 2007 and September 12, 2010. The following is a list of the transactions reviewed:

Selected Precedent Transactions (Target / Acquiror)

3PAR Inc. / Hewlett-Packard Company

Altiris, Inc. / Symantec Corporation

BEA Systems, Inc. / Oracle Corporation

Business Objects, SA / SAP AG

Cognos, Inc. / International Business Machines Corporation

Data Domain, Inc. / EMC Corporation

Hyperion Solutions Corporation / Oracle Corporation

McAfee, Inc. / Intel Corporation

Omniture, Inc. / Adobe Systems, Inc.

Opsware, Inc. / Hewlett-Packard Company

Sybase, Inc. / SAP AG

WebEx Communications, Inc. / Cisco Systems, Inc.

        For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company's closing share price on the last trading day prior to announcement; (2) implied premium to the acquired company's 30 trading day average closing share price prior to announcement; (3) the ratio of aggregate value of the transaction to next twelve months estimated revenue estimate; (4) the ratio of aggregate value of the transaction to next twelve months estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") estimate and (5) ratio of price to next twelve months estimated earnings per share. A summary of the these statistics from the transactions listed above is as follows:

	Range	25th Percentile	Median	75th Percentile
Precedent Transactions Financial Statistic
Premium to 1-day Prior Closing Share Price	19% - 242%	23%	35%	57%
Premium to 30-day Average Closing Share Price	26% - 236%	32%	42%	49%
Aggregate Value to Estimated Next Twelve Months Revenue	3.0x - 10.1x	3.6x	4.4x	5.6x
Aggregate Value to Estimated Next Twelve Months EBITDA	9.6x - 89.0x	15.3x	16.8x	18.8x
Price to Estimated Next Twelve Months Earnings Per Share	17.4x - 165.0x	25.9x	29.8x	35.0x

        Based on the analysis of the relevant metrics and time frame for each transaction listed above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant ArcSight financial statistic. For purposes of estimated next twelve months revenue, EBITDA, and earnings per share, Morgan Stanley utilized publicly available consensus estimates available as of September 12, 2010. The following table summarizes Morgan Stanley's analysis:

	Representative Range	Implied Value Per Share of the Company
Precedent Transactions Financial Statistic
Premium to 1-day Prior Closing Share Price	20% - 60%	$33.88 - $45.17
Premium to 30-day Average Closing Share Price	25% - 50%	$32.05 - $38.46
Aggregate Value to Estimated Next Twelve Months Revenue	3.0x - 6.0x	$22.39 - $39.05
Aggregate Value to Estimated Next Twelve Months EBITDA	15.0x - 20.0x	$22.55 - $28.15
Price to Estimated Next Twelve Months Earnings Per Share	25.0x - 40.0x	$19.91 - $31.85

        Morgan Stanley noted that the consideration to be received by Stockholders pursuant to the Merger Agreement was $43.50 per share.

        No company or transaction utilized in the precedent transactions analysis is identical to ArcSight or the proposed Offer and Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of ArcSight, such as the impact of competition on the business of ArcSight or the industry generally, industry growth and the absence of any adverse material change in the financial condition of ArcSight or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

        In connection with the review of the proposed Offer and Merger by the ArcSight Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of ArcSight. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of ArcSight. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of shares of ArcSight Common Stock pursuant to the Merger Agreement, and in connection with the delivery of its opinion dated September 12, 2010 to the ArcSight Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock of ArcSight might actually trade.

        The consideration was determined through arm's length negotiations between ArcSight and HP and was approved by the ArcSight Board. Morgan Stanley provided advice to the ArcSight Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to ArcSight or its Board of Directors or that any specific consideration constituted the only appropriate consideration for the Offer and/or the Merger.

        Morgan Stanley's opinion and its presentation to the ArcSight Board was one of many factors taken into consideration by the ArcSight Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the ArcSight Board with respect to the merger consideration or of whether the ArcSight Board would have been willing to agree to different consideration.

        The ArcSight Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, securities underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other financings, and valuations for corporate, estate and other purposes. Morgan Stanley's securities business also engages in trading and brokerage activities, foreign exchange, commodities and derivatives trading and prime brokerage, among other things. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions and may trade or otherwise effect transactions, for their own account or for the accounts of customers in the debt or equity securities or senior loans of ArcSight, HP or any other parties, commodities or currencies that may be involved in the transactions contemplated by the Merger Agreement or any related derivative instrument.

        Under the terms of its engagement letter, Morgan Stanley provided ArcSight financial advisory services and a financial opinion in connection with the proposed Offer and Merger, and ArcSight has agreed to pay Morgan Stanley a fee of approximately $20.0 million for its services, a substantial portion of which is contingent upon the closing of the Offer. ArcSight has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, ArcSight has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley's engagement. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for ArcSight and HP, and has received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to HP in the future and expects to receive fees for the rendering of these services. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.

  Morgan Stanley

        Under the terms of a Letter Agreement dated September 1, 2010 (together with an Indemnity Letter and Side Letter, each dated September 1, 2010), effective August 6, 2010, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the transaction, and the Company has agreed to pay Morgan Stanley a fee of approximately $20.0 million for its services, a substantial portion of which is contingent upon the closing of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley's engagement. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for the Company and HP, and has received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to HP in the future and expects to receive fees for the rendering of these services. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Innisfree

        The Company understands that HP has engaged Innisfree M&A Incorporated ("Innisfree") to assist it in connection with communications with the Stockholders with respect to the Offer. As part of the services included in such retention, Innisfree may contact Stockholders by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of shares of Common Stock. The Company understands that HP has agreed to pay Innisfree customary compensation for its services and reimbursement for reasonable out-of-pocket expenses in connection with its engagement. The Company also understands that HP has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the Offer, including liabilities arising under the federal securities laws.

        Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        (a)    Securities Transactions.

        Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
William Crowell	8/19/10	5,000	$8.30	Stock option exercise*
	8/19/10	5,000	$28.00	Open market sale*
Sandra K. Bergeron	8/26/10	97,773	$6.08	Stock option exercise*
	8/26/10	9,375	$9.00	Stock option exercise*
	8/26/10	10,375	$8.30	Stock option exercise*
	8/26/10	9,510	$22.67	Stock option exercise*
	8/26/10	68,523	$29.50	Open market sale*
	8/26/10	49,000	$32.00 - $33.00	Open market sales*
	8/26/10	9,510	$35.00	Open market sales*
Kevin P. Mosher	9/15/10	667	$22.457	Regularly scheduled purchase date under the 2007 ESPP
Jeffrey Scheel	9/15/10	111	$22.457	Regularly scheduled purchase date under the 2007 ESPP
Trâm T. Phi	9/15/10	401	$22.457	Regularly scheduled purchase date under the 2007 ESPP

*
Indicates transactions effected pursuant to a Rule 10b5-1 trading plan.

        Each of Craig Ramsey, Hugh S. Njemanze, Thomas J. Reilly, Ted Schlein, and KPCB Holdings, Inc., and certain spouses and trusts affiliated with certain of the foregoing persons, as owners of Common Stock and/or Common Stock issuable upon exercise of outstanding options, entered into Tender and Voting Agreements, dated as of September 13, 2010, with HP and Purchaser. Pursuant to the terms of the Merger Agreement, the Company also granted the Top-Up Option (defined below) to Purchaser.

        On September 20, 2010, Mr. Ramsey and his spouse also effected transactions to change the form of beneficial ownership of certain securities that they own separately without changing their pecuniary interest in the securities. Such transactions are exempt from Section 16 of the Exchange Act by virtue of Rule 16a-13 thereunder and need not be reported on Form 4 or Form 5.

        During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company granted an aggregate of 65,500 stock options to employees pursuant to the 2007 Equity Incentive Plan. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)    Subject Company Negotiations.

        Except as indicated in Items 3 and 4 above, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

        (a)    Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser following the Appointment Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than through election of such persons to the Board at a meeting of the Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

        (b)    Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser the option ("Top-Up Option"), exercisable only following Purchaser's acquisition of Shares pursuant to the Offer, to purchase from the Company, subject to the terms and conditions set forth in the Merger Agreement, that number of authorized and unissued Shares ("Top-Up Option Shares") as would enable HP and Purchaser, upon exercise of such Top-Up Option, to own one Share more than 90% of the Shares then outstanding, on a fully-diluted basis, taking into account those Shares outstanding after the exercise of the Top-Up Option and all outstanding Shares that ArcSight would then be required to issue pursuant to the conversion or exercise of options, rights and securities that are convertible into or exercisable for Shares as of the scheduled expiration of the Offer (such number of Shares, the "Threshold"). The exercise price per Share for the Top-Up Option would equal the Offer Price and would be paid (x) entirely in cash or (y) in cash equal to the aggregate par value of the Top-Up Option Shares and by issuance by Purchaser to the Company of a full recourse unsecured promissory note.

        Pursuant to the terms of the Merger Agreement, the Top-Up Option is exercisable at any one time after the Appointment Time on or prior to the fifth business day after the later of (i) the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the Offer and (ii) the expiration of any subsequent offering period. The Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is not exercisable (i) unless immediately after its exercise and the issuance of the Top-Up Shares, the Threshold would be reached, or (ii) to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and not already reserved Shares.

        This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        (c)    Vote Required to Approve the Merger and Delaware Law Section 253.

        The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with Delaware Law. Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common

Stock for the adoption of the Merger Agreement will be required under Delaware Law to effect the Merger.

        The Merger Agreement provides that if the Threshold is not met and adoption of the Merger Agreement by the Stockholders is required by Delaware Law, the Company will, as promptly as practicable following the Appointment Time, (i) establish a record date for, call, give notice of, convene and hold a meeting of the Stockholders of the Company (the "Special Meeting") for the purpose of voting upon the adoption of the Merger Agreement in accordance with Delaware Law, (ii) prepare jointly with HP and Purchaser and file with the Securities and Exchange Commission the proxy statement for use in connection with the solicitation of proxies from Stockholders for use in connection with the Special Meeting (the "Proxy Statement") and include in the Proxy Statement the recommendation of the Board that the Stockholders vote in favor of the adoption of the Merger Agreement in accordance with Delaware Law, (iii) convene and hold the Special Meeting and (iv) use its commercially reasonable efforts to secure any approval of the Stockholders that is required by Delaware Law to effect the Merger. If Purchaser acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to cause adoption of the Merger Agreement to be approved at the Special Meeting.

        (d)    State Takeover Laws.

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." The Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as transactions to which Section 203 of Delaware Law is not applicable.

        A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Neither HP, Purchaser nor the Company has analyzed whether any of these laws will, by their terms, apply to the Offer or the Merger or has attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, HP, Purchaser and/or the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any shares of Common Stock tendered in the Offer.

        (e)    Antitrust.

        United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Purchaser's acquisition of Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "Division") and the Federal Trade Commission (the "FTC") and a required waiting period has expired or otherwise terminated. The rules promulgated under the HSR Act require HP and the Company to file a Notification and Report Form (the "Form") with the Division and the FTC and provide that the acquisition of Shares in the Offer may not be consummated earlier than 15 days after receipt of HP's Form by the Division and the FTC, unless such period is earlier terminated. Within such 15-day period, the Division or the FTC may request additional information or documentary material from HP and the Company, unless such period is earlier terminated. In the event of such request, the acquisition of the Common Stock in the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC from HP and the Company. HP and the Company each filed its Form with the Division and the FTC on September 22, 2010. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on October 7, 2010, unless such period is terminated earlier or extended.

        Germany.    The Act against Restraints of Competition requires HP and ArcSight to file a notification with the Federal Cartel Office ("FCO") and provides that the acquisition of Shares in the Offer shall not occur until a one-month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. HP filed the notice of merger on behalf of itself and ArcSight on September 21, 2010.

        Austria.    The Cartel Act requires HP to file a notification with the Federal Competition Authority ("FCA") in Austria and provides that the acquisition of Shares in the Offer shall not occur until a four-week waiting period from submission of a complete notification to the FCA, or in case of an in-depth investigation, an additional waiting period of five months, has expired or otherwise terminated. HP filed the notice of merger on September 20, 2010.

        Other Foreign Jurisdictions.    Under competition laws of certain other foreign jurisdictions, HP and, in certain instances, ArcSight are required to make certain filings with the applicable competition authorities in connection with the Offer and the Merger. HP and, where applicable, ArcSight, intend to make such filings in Brazil, Italy, Macedonia (The Former Yugoslav Republic of), Montenegro, Serbia and Ukraine.

        (f)    Appraisal Rights.

        No appraisal rights are available with respect to the shares of Common Stock tendered and accepted for purchase in connection with the Offer. However, if the Merger is consummated, Stockholders who do not tender their shares in the Offer will have certain rights under Section 262 of Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Common Stock. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Common Stock, as of the day prior to the date on which the Stockholders' vote or other action was taken approving the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their shares of Common Stock. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares of Common Stock. In determining the fair value of the Common Stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

        In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

        If any Stockholder who demands appraisal under Delaware Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware Law, each share of Common Stock of such Stockholder will be converted into the right to receive the Offer Price. A Stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Section 262 of Delaware Law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF SECTION 262 OF DELAWARE LAW, BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE THEREFOR.

        (g)    Financial Projections.

        Certain financial projections prepared by ArcSight management were made available to HP in connection with its due diligence review of ArcSight. The same projections were also provided to Company No. 1, Company No. 2 and Company No. 3. ArcSight also provided Morgan Stanley with the same projections in connection with its review and preparation of the financial analysis of the proposed transaction.

        The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to ArcSight's business, all of which are difficult to predict and many of which are beyond ArcSight's control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and would ordinarily be revised based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the ArcSight Quarterly Report on Form 10-Q filed with the SEC on September 8, 2010 and ArcSight's other filings with the SEC. The projected results may not be realized, and ArcSight's actual results may be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

        The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the August 26, 2010 Wall Street Journal article or the announcement of the proposed acquisition of ArcSight by HP pursuant to the Offer and the Merger. For example, the Offer and the Merger may cause current and potential customers to delay or cancel purchases of the Company's products and services pending the consummation of the Offer and the Merger or the clarification of HP's intentions with respect to the conduct of ArcSight's business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the Company's ability to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

        The financial projections were prepared solely for ArcSight's internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither ArcSight's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

        In light of the foregoing factors and the uncertainties inherent in the financial projections, Stockholders are cautioned not to place undue, if any, reliance on the projections.

        The inclusion of the financial projections herein shall not be deemed an admission or representation by ArcSight or HP that they are viewed by ArcSight or HP as material information of ArcSight.

	FY 2011 Projections	FY 2012 Projections	FY 2013 Projections
	(in thousands, except percentage and per share data)
Revenue	$239,923	$306,520	$378,745
Operating margin(1)	19%	21%	24%
Net income(1)	$29,540	$42,618	$59,718
Fully-diluted EPS(1)	$0.77	$1.07	$1.44

(1)
Excludes amortization of intangible assets and stock-based compensation.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 22, 2010.*†
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Text of press release issued by HP and ArcSight on September 13, 2010 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K (File No. 001-33923) filed by ArcSight on September 13, 2010).
(a)(1)(G)	Form of summary advertisement, published on September 22, 2010 in The Wall Street Journal.*
(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated September 22, 2010.†
(a)(5)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of the Company, dated September 12, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)
Agreement and Plan of Merger, dated September 13, 2010, by and among Purchaser, HP and ArcSight (incorporated herein by reference to Exhibit 2.1 to the Form 8-K (File No. 001-33923) filed by ArcSight on September 13, 2010).
(e)(2)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.*
(e)(3)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.*
(e)(4)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.*
(e)(5)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.*
(e)(6)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.*
(e)(7)
Form of Tender and Voting Agreement, by and among HP, Purchaser and certain stockholders of ArcSight (incorporated herein by reference to Exhibit 4.1 to the Form 8-K (File No. 001-33923) filed by ArcSight on September 13, 2010).
(e)(8)	Exclusivity Agreement, dated as of August 27, 2010, by and between HP and ArcSight.*
(e)(9)	Offer letter from HP to Hugh S. Njemanze, dated September 12, 2010.*

Exhibit No.	Description
(e)(10)	Offer letter from HP to Thomas J. Reilly, dated September 12, 2010.*
(e)(11)	Offer letter from HP to Kevin P. Mosher, dated September 12, 2010.*
(e)(12)	Offer letter from HP to Stewart Grierson, dated September 12, 2010.*
(e)(13)	Offer letter from HP to Trâm T. Phi, dated September 12, 2010.*
(e)(14)	Offer letter from HP to Jeffrey Scheel, dated September 12, 2010.*
(e)(15)	Change in Control Agreement, dated September 13, 2010, between ArcSight and Hugh S. Njemanze.
(e)(16)	2007 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.8 to the Form S-1/A (File No. 333-145974) filed by ArcSight on November 23, 2007).
(e)(17)
Form of Indemnity Agreement entered into between ArcSight and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form S-1/A (File No. 333-145974) filed by ArcSight on October 29, 2007).
(e)(18)	2007 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Form S-1/A (File No. 333-145974) filed by ArcSight on November 23, 2007).
(e)(19)
Form of Stock Option Agreement, Stock Option Exercise Agreement, Restricted Stock Agreement, Restricted Stock Units Award Agreement, Stock Appreciation Right Award Agreement, Performance Shares Award Agreement and Stock Bonus Award Agreement under the 2007 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Form S-1/A (File No. 333-145974) filed by ArcSight on November 23, 2007).
(e)(20)
Restated Certificate of Incorporation of ArcSight, Inc., as currently in effect (incorporated herein by reference to Exhibit 3.2 to the Form S-1/A (File No. 333-145974) filed by ArcSight on November 23, 2007).
(e)(21)	Amended and Restated Bylaws of ArcSight, Inc., as currently in effect (incorporated herein by reference to Exhibit 3.4 to the Form S-1/A (File No. 333-145974) filed by ArcSight on November 23, 2007).
(g)	None.

*
Incorporated by reference to the Schedule TO filed by HP and Purchaser on September 22, 2010.

†
Included in materials mailed to Stockholders.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ArcSight, Inc.
By:	/s/ STEWART GRIERSON
	Name:	Stewart Grierson
	Title:	Chief Financial Officer
Date: September 22, 2010

 Annex I

ARCSIGHT, INC.
5 RESULTS WAY
CUPERTINO, CALIFORNIA 95014

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about September 22, 2010, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ArcSight, Inc., a Delaware corporation ("ArcSight" or the "Company") with respect to the tender offer by Priam Acquisition Corporation ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), to the holders of record of shares of common stock, par value $0.00001 per share of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to ArcSight. You are receiving this Information Statement in connection with the possible election of persons designated by HP to a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 13, 2010 (the "Merger Agreement"), by and among the Company, HP and Purchaser.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on September 22, 2010 to purchase all outstanding shares of Common Stock at a price of $43.50 per share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on October 20, 2010; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by HP and Purchaser with the Securities and Exchange Commission (the "SEC") on September 22, 2010.

        The Merger Agreement provides that effective upon the initial acceptance for payment by Purchaser of Common Stock pursuant to the Offer (the "Appointment Time") and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, HP will be entitled to designate for election up to that number of directors of the Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board (giving effect to any increase in the number of directors on the Board pursuant to Purchaser's exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by HP and Purchaser (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of the then outstanding shares of Common Stock. The effect of Purchaser's exercise of its option is the ability to designate a majority of the members of the Board. In connection with the foregoing, the

Company will promptly, at the option of Purchaser, either increase the size of the Board and/or obtain the resignation of such number of our current directors as is necessary to enable HP's designees to be elected or appointed to the Board. From time to time thereafter, at Purchaser's request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company.

        After appointment or election of HP's directors and prior to the effective time of the Merger pursuant to the Merger Agreement (the "Effective Time"), the Company will cause the Board to maintain at least three directors who were also directors as of immediately prior to the Appointment Time (the "Continuing Directors"); if no Continuing Directors remain, a majority of the other directors then in office will designate persons to serve as Continuing Directors. The Board shall have at least such number of directors as may be required by the rules of The NASDAQ Stock Market or the federal securities laws who are considered independent directors within the meaning of such Laws. After appointment or election of HP's directors to the Board and prior to the Effective Time, approval by a majority of the Continuing Directors will be required in order to: (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of HP or Purchaser under the Merger Agreement, (iii) exercise or waive any of the Company's rights, conditions, benefits or remedies under the Merger Agreement, (iv) except as provided in the Merger Agreement, amend or otherwise modify the Company's certificate of incorporation or bylaws, (v) authorize or execute any contract, or any amendment or modification of any contract, between the Company or any of its subsidiaries, on the one hand, and HP, Purchaser or any of their affiliates on the other hand, or the termination of any such agreement then in effect by the Company or any such subsidiary or (vi) make any other determination or give any approval or authorization that is required to be taken or given by the Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger. Acts described in clauses (i) - (vi) above will not require any further action or approval of the Board other than the affirmative vote of the Continuing Directors.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning HP, Purchaser and Purchaser's designees has been furnished to the Company by HP, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

        Purchaser has informed the Company that it will choose its designees for the Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Board, such additional designees will be selected by Purchaser from among the directors and executive officers of HP and Purchaser contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. HP has informed the Company that, other than Ms. Lesjak, who is a citizen of Canada, each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California, 94304.

        None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        The following table, prepared from information furnished to the Company by HP, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of September 1, 2010, present principal occupation and employment history during the past five years.

Name	Age	Present principal occupation and employment history
Catherine A. Lesjak	51	Interim Chief Executive Officer of HP since August 2010; Chief Financial Officer of HP since January 2007; Senior Vice President of HP from 2003 until December 2006; Treasurer of HP from 2003 until March 2007.
Michael J. Holston	47

Executive Vice President and General Counsel of HP since February 2007 and Secretary of HP since March 2007. Prior to that, he was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, where, among other clients, he supported HP as external counsel on a variety of litigation and regulatory matters for more than ten years.

John N. McMullen	52	Senior Vice President and Treasurer of HP since March 2007; Vice President of Finance for HP's Imaging and Printing Group from May 2002 until March 2007.
Lester D. Ezrati	59	Director of Purchaser since September 2010. Senior Vice President of Global Tax of HP since May 1999; previously, held various positions in HP's tax department since 1980.
Paul T. Porrini	49

President and Secretary of Purchaser since September 2010; director of Purchaser since September 2010. Vice President, Deputy General Counsel and Assistant Secretary of HP since June 2008; previously, held various other positions in HP's legal department since 2001.

        None of Purchaser's designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities of the Company) or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

        It is expected that Purchaser's designees may assume office at any time following the Appointment Time and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or if a sufficient number of current directors resign such that, immediately following such action, the number of vacancies to be filled by Purchaser's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

        None of Purchaser's designees is involved in a material legal proceeding where any such designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING VOTING SECURITIES

        The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 10,000,000 shares of undesignated Preferred Stock, par value $0.00001 per share, of the Company (the "Preferred Stock"). As of September 9, 2010, there were 34,764,555 shares of Common Stock outstanding and no shares of Preferred Stock were outstanding. Our Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of our stockholders. Each share of Common Stock is entitled to one vote on all matters that may properly come before a meeting of our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of the Company as of September 9, 2010.

Name	Age	Positions
Sandra Bergeron	52	Director
William P. Crowell	69	Director
E. Stanton McKee, Jr.	66	Director
Craig Ramsey	64	Director
Scott A. Ryles	51	Director
Ted Schlein	46	Director
Roger S. Siboni	55	Director
Ernest von Simson	72	Director
Thomas Reilly	48	President, Chief Executive Officer and Director
Hugh S. Njemanze	53	Founder, Chief Technology Officer and Executive Vice President of Research and Development
Stewart Grierson	44	Chief Financial Officer
Kevin P. Mosher	53	Senior Vice President of Worldwide Field Operations
Jeffrey Scheel	48	Senior Vice President of Business Development
Trâm T. Phi	39	Vice President, General Counsel and Secretary

        The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last ten years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last ten years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Company. None of the Company's directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of the Company's voting securities nor any associates of such officer, director, affiliate or stockholder are involved in a material legal proceeding where such officer, director, affiliate, stockholder or associate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

        Sandra Bergeron has served as a director since May 2006. Since June 2005, Ms. Bergeron has served as a Venture Advisor to Trident Capital, a venture capital firm. From 1995 to December 2005, Ms. Bergeron served in various executive positions at McAfee, Inc., a software security company, most recently as Executive Vice President of Mergers/Acquisitions and Corporate Strategy. Ms. Bergeron currently serves as a director of several private companies. She holds a B.B.A. in information systems from Georgia State University and an M.B.A. from Xavier University, Cincinnati.

        Ms. Bergeron's experience in the venture capital industry and as well as in the software security industry as an executive and her understanding of our company through her more than four years of service as a member of our Board led the Board to conclude that she should serve as a director.

        William P. Crowell has served as a director since March 2003. Since February 2003, Mr. Crowell has worked as an independent consultant in the areas of information technology, security and intelligence systems and serves as Chairman of the Senior Advisory Group to the Director of National Intelligence. He served as President and Chief Executive Officer of Cylink Corporation, a provider of network security solutions, from 1998 until its acquisition by SafeNet, Inc. in February 2003. Prior to Cylink, Mr. Crowell worked at the National Security Agency, where he held a series of senior executive positions, including Deputy Director of Operations and Deputy Director of the NSA. He also serves as a director of five private companies, including SafeNet Holding Corporation which filed a Registration Statement on Form S-1 with the SEC on July 12, 2010. Mr. Crowell holds a B.A. in political science from Louisiana State University.

        Mr. Crowell's extensive expertise in the security and information technology industry, his insights into the security needs of U.S. Federal government agencies garnered from his continuing tenure in the advisory group to the Director of National Intelligence and in his prior role at the NSA and his operational experience in the security industry, as well as his understanding of our company and business gained through his long tenure with us as a member of the Board led the Board to conclude that he should serve as a director.

        E. Stanton McKee, Jr. has served as a director since February 2005. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. He also serves as a director of LeapFrog Enterprises, Inc., a provider of technology-based educational products, and of a private company. Mr. McKee holds a B.A. in political science from Stanford University and an M.B.A. from Stanford University Graduate School of Business.

        Mr. McKee's extensive financial and management experience, including serving more than 13 years as the chief financial officer of a publicly traded software company and his service on the boards of directors of several companies, including another public company, as well as his understanding of our company and business due to his long tenure with us a member of the Board led the Board to conclude that he should serve as a director. In addition, our Board's determination, in light of his experience as a principal financial officer and director overseeing or assessing the performance of public companies and auditors as described above, that Mr. McKee is an "audit committee financial expert" lends further support to his financial acumen and qualifications for serving on our Board.

        Craig Ramsey has served as a director since October 2002. From July 2003 to September 2004, Mr. Ramsey served as Chief Executive Officer of Solidus Networks Inc. (doing business as Pay By Touch), a provider of authentication and payment processing services. From 1996 to 2000, Mr. Ramsey served as Senior Vice President, Worldwide Sales, of Siebel Systems, Inc., a provider of eBusiness applications. From 1994 to 1996, Mr. Ramsey served as Senior Vice President, Worldwide Sales, Marketing and Support for nCube Corporation, a maker of massively parallel computers. From 1968 to 1994, Mr. Ramsey held various positions with Oracle Corporation, Amdahl Corporation and IBM. He also serves as a director of salesforce.com, inc., a provider of customer relationship management services, and several private companies. Mr. Ramsey holds a B.A. in economics from Denison University.

        Mr. Ramsey's vast experience and understanding of sales, channel programs and management in the software industry, his service on the boards of directors of several companies, including another public company as well as the insights he has acquired from his more than seven years as a director of the company led the Board to conclude that he should serve as a director.

        Scott A. Ryles has served as a director since November 2003. Mr. Ryles has served as Vice Chairman of Cowen and Company, LLC, an investment banking firm, since February 2007. From December 2004 to September 2006, he served as Chief Executive Officer of Procinea Management LLC, a private equity firm. From 1999 to 2001, Mr. Ryles served as Chief Executive Officer of Epoch Partners, Inc., an investment banking firm, until its acquisition by The Goldman Sachs Group, Inc. Prior to then, Mr. Ryles served as a Managing Director of Merrill Lynch & Co., Inc., an investment banking firm. He also currently serves as a director of a private company and of The Gymboree Corporation, a specialty retailer operating stores selling apparel and accessories for children, and of KKR Financial Holdings LLC, a specialty finance company affiliated with Kohlberg Kravis Roberts & Co. L.P. Mr. Ryles holds a B.A. in economics from Northwestern University.

        Mr. Ryles's vast experience as an investment banker, his expertise with regard to potential financing or other strategic transactions, and his understanding of our company and business due to his long tenure with us as a member of the Board led the Board to conclude that he should serve as a director.

        Ted Schlein has served as a director since March 2002. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as Vice President of Enterprise Products. He currently serves as a director of several private companies, including IronPlanet, Inc. which filed a Registration Statement on Form S-1 with the SEC on March 18, 2010. Mr. Schlein holds a B.A. in economics from the University of Pennsylvania.

        Mr. Schlein's experience both as a venture capitalist and in a senior management roles in the security technology industry and his extensive knowledge of our company due to his long tenure with us as a member of the board led the Board to conclude that he should serve as a director.

        Roger S. Siboni has served as a director since June 2009. Mr. Siboni has been an independent investor since August 2003. Mr. Siboni previously served as President and Chief Executive Officer of E.piphany, Inc., a provider of customer interaction software, from August 1998 to July 2003. He also served as chairman of the board of directors of E.piphany from December 1999 until it was acquired by SSA Global Technologies, Inc. in September 2005. Before joining E.piphany, Mr. Siboni served in various positions at KPMG Peat Marwick from July 1993 to August 1998, a worldwide accounting and consulting organization, most recently as Deputy Chairman and Chief Operating Officer. He currently serves on the boards of Cadence Design Systems, Dolby Laboratories, Inc. and three private companies, including IronPlanet, Inc. which filed a Registration Statement on Form S-1 with the SEC on March 18, 2010. He also served on the board of FileNet Corporation from December 1998 until it was acquired by IBM in October 2006 and on the board of infoGROUP Inc. from January 2009 until it was acquired CCMP Capital Advisors in July 2010. Mr. Siboni holds a B.S. degree in business administration from the University of California, Berkeley, and previously served as Chairman of the Advisory Board for the Walter A. Hass School of Business at the University of California, Berkeley.

        Due to the fact that Mr. Siboni has served as a chairman of the board of directors and Chief Executive Officer of a publicly traded software company and as a deputy chairman and chief operating officer of, and accountant at, a major accounting firm, and currently serves as a director of a number of software companies, including three other public companies, the board of directors concluded that Mr. Siboni should serve as a director.

        Ernest von Simson has served as a director since October 2002, and as our lead independent director since June 2009. Mr. von Simson has served as the President of Ostriker von Simson, Inc., an information technology consulting firm, since 1999. He also served as a senior partner of Cassius Advisors, an emerging technology consulting firm, from 1999 to January 2006. Prior to then, Mr. von Simson served as a Senior Partner at The Research Board, Inc., a company that assists large companies with their information technology strategies. He currently serves as a director of two private companies. Mr. von Simson holds a B.A. in international relations from Brown University and an M.B.A. from New York University.

        Mr. von Simson's deep understanding of and experience in the information technology industry, experience with corporate governance and other matters garnered from his service on other companies' board of directors and the insights he has gained into our business during his more than seven years on our Board, including more than a year as our lead independent director, led our Board to conclude that he should serve as a director.

        Thomas J. Reilly has served as our Chief Executive Officer since October 2008, as our President since August 2007 and as a director since June 2008. Mr. Reilly served as our Chief Operating Officer from November 2006 to September 2008. From April 2004 to November 2006, Mr. Reilly served as Vice President of Business Information Services of IBM, a multinational computer, technology, and IT consulting corporation. From November 2000 until its acquisition in April 2004 by IBM, Mr. Reilly served as Chief Executive Officer of Trigo Technologies, Inc., a product information management software company. He holds a B.S. in mechanical engineering from the University of California, Berkeley.

        Mr. Reilly's experiences as a senior executive of our company, first as our Chief Operating Officer and now as our Chief Executive Officer, give him unique insights into the day-to-day operations of the company and his membership on the Board allows him to best share these insights with the Board. He also brings to the Board his strong background in senior management at companies in the software industry.

        Hugh S. Njemanze co-founded ArcSight in May 2000 and has served as our Executive Vice President of Research Development and Chief Technology Officer since March 2002. From 1993 to 2000, Mr. Njemanze served in various positions at Verity, Inc., a provider of knowledge retrieval software products, most recently as its Chief Technology Officer. He holds a B.S. in computer science from Purdue University.

        Stewart Grierson has served as our Chief Financial Officer since October 2004 and also served as our Vice President of Finance from March 2003 to April 2007. In addition, from January 2003 to January 2006, he served as our Secretary. From 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From 1992 to 1999, he served in various roles in the audit practice at KPMG LLP. He holds a B.A. in economics from McGill University and is a chartered accountant.

        Kevin P. Mosher has served as our Senior Vice President of Worldwide Field Operations since March 2004. From May 2002 to March 2003, Mr. Mosher served as the President and Chief Operating Officer of Rapt Inc., a provider of pricing and profitability management solutions. From 1997 to 2001, Mr. Mosher served as Senior Vice President of Sales at Portal Software, Inc., a provider of billing and customer management solutions. He also serves as a director of a private company. Mr. Mosher holds a B.A. in economics from the University of Connecticut.

        Jeffrey Scheel has served as our Senior Vice President of Business Development since June 2008. From November 2007 to May 2008, Mr. Scheel served as Vice President of Sales and Corporate Development at Damballa, Inc., a provider of protection against botnets. From June 2007 to October 2007, Mr. Scheel served as a consultant to various technology companies. From October 2006 to May 2007, he served as Executive Vice President of GuardID, Inc., an anti-phishing products company. From December 2005 until July 2006 following its acquisition by RSA in 2006, Mr. Scheel served as Corporate Development Officer at PassMark Security, Inc., an authentication software company. From November 2004 until December 2005 following its acquisition by PassMark, he served as CEO of Vocent, Inc., an authentication software company. From 1996 to 1999 and from 2001 to November 2004, Mr. Scheel served in several positions at Siebel Systems, Inc., a provider of eBusiness applications, including most recently as Vice President and General Manager of CRM Products. He holds a B.A. in history from Stanford University and an M.B.A. from Harvard Business School.

        Trâm T. Phi has served as our Vice President, General Counsel and Secretary since January 2006. From September 2002 to May 2005, Ms. Phi served in various positions at InVision Technologies, Inc., a manufacturer of explosives detection systems, most recently as Senior Vice President and General Counsel, including following the acquisition of InVision by General Electric Company in December 2004. From 1995 to September 2002, she was an associate at Fenwick & West LLP, a high technology law firm. Ms. Phi holds a B.A. in political science from San Jose State University and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

        Our Board has determined that all of our Board members other than Mr. Reilly are independent, as determined under the rules of The NASDAQ Stock Market. Our Board designated Ernest von Simson as our lead independent director in June 2009. The lead independent director presides at executive sessions of non-management or independent directors and any meetings at which our Chief Executive Officer is not present. The lead independent director also calls meetings of the independent or non-management directors as may be necessary from time to time. In addition, he discusses any significant conclusions or requests arising from the independent director sessions with our Chief Executive Officer, including the scheduling of, and requested agenda items for, future meetings of the our Board. He may also perform other duties as may be, from time to time, set forth in our bylaws or requested by our Board to assist it in the fulfillment of its responsibilities, by individual directors, or by our Chief Executive Officer.

Board Leadership

        Our Board's leadership structure is comprised of our Chief Executive Officer, several independent directors, and a lead independent director. In June 2009, the Board designated Mr. von Simson as its lead independent director. The lead independent director presides at executive sessions of non-management or independent directors and any meetings at which our Chief Executive Officer is not present. The lead independent director also calls meetings of the independent or non-management directors as may be necessary from time to time. In addition, he discusses any significant conclusions or requests arising from the independent director sessions with our Chief Executive Officer, including the scheduling of, and requested agenda items for, future meetings of our Board. He may also perform other duties as may be, from time to time, set forth in our bylaws or requested by our Board to assist it in the fulfillment of its responsibilities, by individual directors, or by our Chief Executive Officer.

        Our Board structure allows us to leverage the experience of our Chief Executive Officer and the independent perspective of our lead independent director. We believe that this structure, amplified by our strong committee system, meets the current corporate governance needs and oversight responsibilities of the Board.

Role of the Board in Risk Oversight

        The Board is actively involved the oversight of our risk management process. The Board does not have a standing risk management committee, but administers this oversight function directly through the Board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, our nominating and corporate governance committee monitors our major legal compliance risk exposures and our program for promoting and monitoring compliance with applicable legal and regulatory requirements and our Board is responsible for monitoring and assessing strategic risk exposure, with assistance from time to time by our new technology strategy committee, and other risks not covered by our committees.

        The full Board, or the appropriate committee, receives reports on risk facing ArcSight from our Chief Executive Officer or other members of management to enable it to understand our risk identification, risk management and risk mitigation strategies. We believe that our Board's leadership structure supports effective risk management because it allows our lead independent director and the independent directors on our committees to exercise oversight over management.

Board Committees

        Our Board has established four committees of the Board that are currently in place: the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Technology Strategy Committee. Copies of the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available on our website at http://ir.arcsight.com/governance.cfm. The information on our website is not incorporated into this Information Statement.

  Audit Committee

        Our Audit Committee is comprised of Mr. McKee, who is the chair of the committee, and Messrs. Ryles and von Simson. The composition of our Audit Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our Audit Committee includes a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee recommended, and our Board of Directors has adopted, a charter for our Audit Committee. Our Audit Committee, among other things, will:

  •
  select a firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  help to ensure the independence of the independent registered public accounting firm;

  •
  discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;

  •
  develop procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

  •
  review with management our major financial risk exposures (including liquidity risk, credit/counterparty risk, and accounting risk) and the steps management has taken to monitor such exposures;

  •
  consider the adequacy of our internal accounting controls and audit procedures; and

  •
  approve or, as permitted, pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm.

        The Audit Committee met eight times during fiscal 2010, including meetings with our independent registered public accounting firm to review our quarterly and annual financial statements and their review or audit of such statements. The Audit Committee operates pursuant to the Audit Committee charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm.

  Compensation Committee

        Our Compensation Committee is comprised of Mr. Ramsey, who is the chair of the committee, and Messrs. Siboni and Schlein and Ms. Bergeron. The composition of our Compensation Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our Compensation Committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Our Compensation Committee recommended, and our Board has adopted, a charter for our Compensation Committee. Our Compensation Committee, among other things, will:

  •
  review and determine the compensation of our executive officers and directors;

  •
  administer our stock and equity incentive plans;

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  review and make recommendations to our Board with respect to incentive compensation and equity plans;

  •
  review with management our major compensation-related risk exposures and the steps management has taken to monitor or mitigate such exposures; and

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  establish and review general policies relating to compensation and benefits of our employees.

        The Compensation Committee met eight times during fiscal 2010. The Compensation Committee operates pursuant to the Compensation Committee charter. Under its charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm, the Compensation Committee has authority to retain compensation consultants, outside counsel and other advisors that the committee deems appropriate, in its sole discretion, to assist it in discharging its duties, and to approve the terms of retention and fees to be paid to such consultants. In March 2009, our Compensation Committee again retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in connection with the completion of fiscal 2009 and the review of compensation for fiscal 2010. See "Compensation Discussion and Analysis" for additional discussion regarding the role of Compensia in executive compensation.

        On June 9, 2010, Mr. Crowell resigned from the Compensation Committee to chair the technology strategy committee and Mr. Siboni joined the Compensation Committee. The Compensation Committee met eight times during fiscal 2010.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee is comprised of Mr. von Simson, who is the chair of the committee, and Messrs. Crowell, McKee and Ryles. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The Nominating and Corporate Governance Committee met two times during fiscal 2010.

  Technology Strategy Committee

        Our Technology Strategy Committee, which was formed in June 2010, is comprised of Mr. Crowell, who is the chair of the committee, and Messrs. Reilly and Schlein and Ms. Bergeron.

Consideration of Director Nominees

        Our Nominating and Corporate Governance Committee generally identifies nominees for our Board based upon recommendations by our directors and management. The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders for election as directors. Stockholders may recommend a director candidate by delivering the recommendation in writing to the Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California 95014. The recommendation must be submitted not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected identified candidates as appropriate. Candidates for the Board are generally selected based on desired skills and experience in the context of the existing composition of the Board and needs of the Board and its committees at that time, including the requirements of applicable SEC and NASDAQ rules. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all candidates, and will choose candidates to recommend for nomination based on the specific needs of the Board and ArcSight at that time. Although the Nominating and Corporate Governance Committee does not have a specific policy on diversity, in its consideration of the specific needs of the Board and ArcSight, the committee considers diverse backgrounds so that the Board composition reflects a broad spectrum of experience and expertise. Final approval of nominees to be presented for election is determined by the full Board.

Board Meetings

        The Board had ten meetings during fiscal 2010 and, in connection with each of those meetings, held executive sessions of independent directors. Our Board also acted by unanimous written consent on one occasion. During fiscal 2010, each incumbent director attended at least 75% of the aggregate number of (i) the meetings of the Board and (ii) the meetings of the committees on which he or she served (during the periods that he or she served).

Director Attendance of Annual Meetings

        We encourage directors to attend our annual meetings of stockholders but do not require attendance. Last year, four directors attended our 2009 annual meeting of stockholders.

Stockholder Communications with Our Board

        Stockholders may communicate with the Board by sending written correspondence to: Board of Directors, c/o Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California, 95014. Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. The Board has instructed the Corporate Secretary to review all correspondence and to determine, in his or her discretion, whether matters submitted are appropriate for Board consideration. In particular, the Board has directed that communications such as product or commercial inquiries or complaints, resume and other job inquiries, surveys and general business solicitations or advertisements should not be forwarded to the Board. In addition, material that is unduly hostile, threatening, illegal, patently offensive or similarly inappropriate or unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request. The Corporate Secretary may forward certain communications elsewhere in the Company for review and possible response.

Code of Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our chief executive officer and senior financial officers, including our chief financial officer and controller, and all directors. This code is available on our website at http://ir.arcsight.com/governance.cfm. We intend to make all required disclosures concerning any amendments to, or waivers from, our Code of Business Conduct and Ethics on our website.

Audit Committee Report

        The Audit Committee Report submitted with our Proxy Statement filed with the SEC on August 13, 2010 has been omitted pursuant to Instruction 2 to Item 407(d) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended.

DIRECTOR COMPENSATION

        The Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommend changes to the Board when appropriate. The Board has adopted the following policies with respect to the compensation of non-employee directors:

Cash Compensation

        In fiscal 2010, each non-employee member of the Board receives an annual cash retainer of $35,000. The lead independent director of the Board receives an additional annual cash retainer of $10,000. The chairs of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Strategy Committee receive annual retainers of $20,000, $10,000, $5,000 and $5,000, respectively and each other member of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Strategy Committee receive annual retainers of $8,000, $5,000, $2,500 and $2,500, respectively. We do not pay fees to directors for attendance at meetings of our Board and its committees.

        All cash compensation to directors is paid in quarterly installments upon continuing service. We also reimburse our directors for reasonable expenses in connection with attendance at Board and committee meetings.

Equity Compensation

        Each person who is not an employee who becomes a member of our Board will be granted an initial option to purchase 25,000 shares of our Common Stock upon election to our Board. On the date of each annual stockholder meeting, each non-employee director who continues to serve on our Board immediately following such meeting will automatically be granted an option to purchase 10,375 shares of our Common Stock. Each option will have an exercise price equal to the fair market value of our Common Stock on the date of grant, will have a ten-year term and will terminate 90 days following the date the director ceases to serve on our Board for any reason other than death or disability, or 12 months following that date if the termination is due to death or disability. Each initial grant will vest and becomes exercisable as to 1/36th of the shares each month after the grant date over three years. Each annual grant will vest and become exercisable as to 1/12th of the shares each month after the grant date over one year.

        The Company's 2007 Equity Incentive Plan (the "2007 Equity Incentive Plan") provides for full acceleration of the vesting of all options held by non-employee directors (Sandra Bergeron, William P. Crowell, E. Stanton McKee, Jr., Craig Ramsey, Scott A. Ryles, Ted Schlein, Roger S. Siboni and Ernest von Simson) under the 2007 Equity Incentive Plan upon a change of control.

Director Attendance Policy

        In March 2008, our Board adopted a policy that, in any fiscal year, each member of the our Board should attend at least 75% of Board meetings and 75% of the meetings of each committee of which such director is a member, and directed our Compensation Committee to consider changes to our director compensation policy to encourage compliance with this director attendance policy. In May 2008, our Compensation Committee recommended that our Board adopt the following compensation related measures as a component of the director attendance policy:

  •
  in the event that a director shall attend fewer than 75% of Board meetings in a fiscal year, the annual stock, option or other equity grant to be issued, and any retainer fees to be paid, to such director for the succeeding fiscal year shall be reduced to 50% of the level of grant or fee normally to be paid to directors generally for their services as Board members in accordance with our Board compensation practices; and

  •
  in the event that a director shall attend fewer than 75% of the meetings in a fiscal year of a committee of which such director is a member, the annual stock, option or other equity grant to be issued, and any retainer fees to be paid, to such director in respect of membership (including those in respect of services as chairperson) of such committee for the succeeding fiscal year shall be reduced to 50% of the level of grant or fee normally to be paid to directors generally for service on such committee in accordance with our Board compensation practices;

provided, that, in the event that a director has failed to attend a Board or committee meeting, and:

  •
  such director was not a member of the Board or committee, as applicable, at the time of such meeting;

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  the meeting was a regular Board or committee meeting and such director was first provided notice of the meeting less than three months in advance of such meeting, and promptly following receipt of such notice the director notified our Chief Executive Officer and General Counsel that such director does not expect to be able to attend at the scheduled time; or

  •
  the meeting was a special Board or committee meeting and such director was first provided notice of the meeting less than two weeks in advance of such meeting, and promptly following receipt of such notice the director notified our Chief Executive Officer and General Counsel that such director does not expect to be able to attend at the scheduled time;

such meeting will be excluded from the calculation of percentage of meetings attended for purposes the compensation component of the director attendance policy. In June 2008, our Board adopted this component of our director attendance policy.

Fiscal 2010 Compensation

        The following table provides information for our fiscal year ended April 30, 2010 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director in fiscal 2010. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors. All compensation that we paid to Mr. Reilly, our only employee director, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Reilly in his capacity as a director.

Name	Fees Earned or Paid in Cash(1)		Option Awards(2)(3)(4)	Total
Sandra Bergeron	$40,000		$124,934	$164,934
William P. Crowell	42,500		124,934	167,434
E. Stanton McKee, Jr.	57,500		124,934	182,434
Craig Ramsey	45,000		124,934	169,934
Scott A. Ryles	45,500		124,934	170,434
Ted Schlein	40,000		124,934	164,934
Roger S. Siboni	30,910	(5)	372,375	403,285
Ernest von Simson	58,000		124,934	182,934

(1)
These amounts reflect quarterly fees in fiscal 2010 for Board and committee service, including the fees paid for service as our lead independent director.

(2)
Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, (formerly SFAS 123R), or ASC 718, for awards granted during 2010. See Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values.

(3)
In September 2009, in connection with our annual stockholders meeting and consistent with the equity compensation policy adopted by the Board, we granted each non-employee director (Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles, Schlein, Siboni and von Simson) an option to purchase 10,375 shares of our Common Stock at an exercise price of $22.67 per share. The fair value of each such option was $12.04 per share. Each of these options: (i) vests as to 1/12th of the shares of Common Stock underlying it monthly beginning one month after the vesting start date; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. We also awarded Mr. Siboni an option to purchase 25,000 shares of our Common Stock at an exercise price of $18.60 per share in June 2009 upon his election to our Board consistent with the equity compensation policy adopted by the Board. The fair value of each such option was $9.90 per share. This option (i) vests as to 1/36th of the shares each month after the grant date over three years; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction.

(4)
Each non-employee director serving at the time of our initial public offering in February 2008 held, as of April 30, 2010, the following options to purchase shares of our Common Stock which were granted in connection with our initial public offering: Ms. Bergeron and Messrs. McKee, Ramsey, Ryles and von Simson: 11, 250; Mr. Schlein: 3,438; and Mr. Crowell: 5,319. Each non-employee director serving at the time of our annual stockholders meeting in September 2008 held, as of April 30, 2010, the following options to purchase shares of our Common Stock: Ms. Bergeron and Messrs. McKee, Ramsey, Ryles and von Simson: 10,375; and Mr. Crowell: 7,375. In addition to the options granted in September 2008 and February 2008 and in fiscal 2010, Ms. Bergeron and Mr. Ramsey each holds an outstanding option to purchase 97,773 shares, Messrs. von Simson and McKee each holds an outstanding option to purchase 87,773 shares, and Mr. Ryles holds an outstanding option to purchase 63,773 shares. Each of the options granted to our non-employee directors in connection with our IPO: (i) vests as to 1/36th of the shares of Common Stock underlying it monthly beginning one month after the vesting start date; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. All other options not described above held by non-employee directors are fully vested.

(5)
Represents the pro rata portion of the annual retainer for serving on the Board. Mr. Siboni was elected to the Board on June 10, 2009.

COMPENSATION DISCUSSION AND ANALYSIS

        The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that were based on plans, considerations, expectations and determinations regarding future compensation programs prior to Merger.

        In connection with the Merger, compensation decisions were made with respect to our named executive officers, which will be effective upon consummation of the Merger. These actions are discussed in the attached Schedule 14D-9 and are not reflected in this Compensation Discussion and Analysis or the compensation tables.

        This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

        Our compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to link rewards to measurable corporate and individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives' interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of improving stockholder value. We evaluate compensation to ensure that we maintain our ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

        We work within the framework of our pay-for-performance philosophy to determine each component of an executive's compensation package based on numerous factors, including:

  •
  the individual's particular background and circumstances, including training and prior relevant work experience;

  •
  the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

  •
  the demand for individuals with the individual's specific expertise and experience at the time of hire;

  •
  performance goals and other expectations for the position; and

  •
  comparison to other executives within our company having similar levels of expertise and experience.

Role of Executive Officers in Compensation Decisions

        The compensation of Mr. Reilly as our Chief Executive Officer, or CEO, is determined by our Board after input from and consultation with our Compensation Committee, which reviews his performance after taking input from the other independent directors. The compensation for all other executive officers is determined by our Compensation Committee after input from and consultation with our CEO. Our CEO typically provides annual recommendations to the Compensation Committee and discusses with the Compensation Committee the compensation and performance of all executive officers, other than himself, during the first fiscal quarter. Consistent with our compensation philosophy, each employee's evaluation begins with a written self-assessment, which is submitted to the employee's supervisor. The supervisor then prepares a written evaluation based on the employee's self-assessment, the supervisor's own evaluation of the employee's performance and input from others within the company. Our CEO bases his recommendations in part upon annual performance reviews of our executive officers, including a review of self-evaluations prepared by such executive officers and supervisor reviews when the executive officers report to someone other than our CEO. Our Compensation Committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. In addition, Compensation Committee meetings typically have included, for all or a portion of each meeting, not only the committee members and our CEO, but also Mr. Grierson, Ms. Phi and Gail Boddy, the head of our human resources department.

Components of Executive Compensation

        Our executive officers' compensation has had three primary components—base compensation or salary, initial stock option awards granted pursuant to our 2007 Equity Incentive Plan and cash bonuses and stock option awards under a performance-based bonus plan. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by private and public companies with which we believe we generally compete for executives. To this end, we review a number of executive compensation surveys of high technology companies located in the San Francisco Bay Area annually when we review executive compensation. We utilize salary as the base amount necessary to match our competitors for executive talent. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses under our bonus plan to reward performance achievements with a time horizon of one year or less, and similarly, we utilize equity grants under our bonus plan to provide additional long-term rewards for short term performance achievements to encourage similar performance over a longer term. We utilize initial and refresh stock options to reward long-term performance, with strong corporate performance and extended officer tenure producing potentially significant value for the officer.

        We view these components of compensation as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, stock option awards are a significant compensation-related motivator in attracting and retaining employees.

        Our Compensation Committee's current intent is to perform at least annually a strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies.

        In March 2007, our Compensation Committee initially retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. Compensia provides us with market data on a peer group of companies in the technology sector, as well as advice in the review of compensation. As in past years, in March 2010, our Compensation Committee specifically retained Compensia to provide such data and advice in connection with in connection with the completion of fiscal 2010 (and review of compensation for fiscal 2011). The information provided by Compensia is benchmarked against the compensation we offer to ensure that our compensation program is competitive. Our Compensation Committee plans to retain a consultant to provide similar information and advice in future years for consideration in establishing annual salary increases and additional stock grants.

        We account for equity compensation paid to our employees under the rules of ASC 718, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We structure cash bonus compensation so that it is taxable to our executives at the time it is paid to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Base Compensation

        Our Compensation Committee generally consults benchmark data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that it believes will enable us to compete effectively for new employees and retain existing employees. In general, this benchmark data consists of compensation information from both broad-based third-party compensation surveys and peer groups. The compensation data consisted of salaries and other compensation paid by companies in these surveys and peer groups to executives in positions comparable to those held by our executive officers. Because publicly-filed compensation data is limited to the CEO, CFO and three to five most highly paid executive officers, the peer group comparisons are limited to Messrs. Reilly, Njemanze, Mosher and Grierson. While we compete for executive talent to some degree with companies that have revenues significantly in excess of those represented in the surveys and peer groups, we believe that the companies represented in the surveys and peer groups similarly compete with such larger companies and hence are an appropriate comparison for our employment market. Our Compensation Committee realizes that using benchmark data may not always be appropriate, but believes that it is the best alternative at this point in the life cycle of our company. In addition to benchmarking studies, our Compensation Committee has historically taken into account input from other sources, including input from the members of the Compensation Committee (as well as any input that may be offered by other independent members of our Board) and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

        For the review of compensation in connection with the completion of fiscal 2010 and determination of base and target bonus compensation for fiscal 2011, our Compensation Committee utilized data from Compensia based on the Radford High-Technology Executive Compensation and Sales Compensation Surveys and a single peer group of companies that reflect our industry, size and growth. The Radford survey utilized by Compensia included companies nationally with revenues from $90 million to $300 million, except that in case of some of our executive officers the Radford data included a broader group of companies with median revenues of approximately $192 million (with the results size-adjusted based on the scaling reflected in the primary survey), because data was unavailable for comparable executives in the primary survey. The peer group, which was selected based on the recommendations of Compensia, after it consulted with Mr. Grierson, includes Art Technology Group, Blue Coat Systems, Chordiant Software, Cogent, CommVault Systems, DemandTec, Double-Take Software, EF Johnson Technologies, Guidance Software, NetSuite, Opnet Technologies, Rackspace, RightNow Technologies, Riverbed Technology, SolarWinds, SonicWALL, Sourcefire, SuccessFactors, Vasco Data Security International and Websense. As before, Compensia initially proposed the makeup of the peer group based on the public company peer group utilized in the prior year, replacing a company that had been acquired. We believe that collectively the peer groups used in fiscal 2010 and prior years were at the time representative of companies in our size range and industry that were a fair representation of the employment market in which we compete.

        Our Compensation Committee typically targets executive officers' salaries at a level that was at or near the median of salaries of executives with similar roles at comparable companies. Our Compensation Committee believes that the median for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. In instances where an executive officer is uniquely key to our success, such as Mr. Njemanze, our Compensation Committee may provide compensation in excess of the median. For example, in the case of Mr. Njemanze, the Compensation Committee determined to provide compensation about 19% in excess of the median competitive salary in recognition of the fact that, as one of our founders and our principal technical contributor since we were founded, he has a unique understanding of the technical underpinnings of our products and technologies as well as the market in which we operate. Our Compensation Committee's choice of the foregoing salary target to apply to the data in the compensation surveys reflected consideration of our stockholders' interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

        We annually review our base salaries, and may adjust them from time to time based on market trends, including review of benchmark information, as well as the recognition that compensation levels are typically reviewed annually and survey information may not fully reflect changes in salary levels over time or particular acute geographic or market circumstances. We also review the applicable executive officer's responsibilities, performance and experience. We do not provide formulaic base salary increases to our executive officers. If necessary, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive's role or responsibilities. For example, in June 2009 our Compensation Committee approved an increase of Mr. Scheel's salary to reflect his key contributions to us and our business development efforts, effective August 2009. In addition, in July 2009, the Compensation Committee determined to increase the base salary for one of our executive officers who is not a named executive officer to adjust the salary to the median competitive level.

Equity Compensation

        All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at the closing price of our stock on The NASDAQ Global Market on the date of grant. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, we have not timed equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future.

        Authority to make equity-based awards to executive officers rests with our Compensation Committee, which considers the recommendations of our CEO in connection with grants to other executive officers. Due to the stage of our business and our evolving industry, we believe that equity awards will incentivize our executive officers to achieve long-term performance because they provide greater opportunities for our executive officers to benefit from any future successes in our business. Consistent with this view, our Compensation Committee chose to make equity grants based on input from members of the Compensation Committee (as well as any input that may be offered by other independent members of our Board) drawing on their experience as directors and executives at other companies within and outside of our industry and based on consideration of benchmarking information provided by Compensia, as well as recommendations from our CEO.

        Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. Our Compensation Committee has discretion to make equity grants to executive officers and other employees from time to time separate from the equity awards under our bonus plan described below, generally in light of changes in the applicable executive officer's responsibilities, performance and experience or material changes for comparable executives as reflected in benchmark data and not reflected in the refresh grants we award under our bonus plan. During fiscal 2010, we granted a discretionary award to Mr. Scheel to reflect his key contributions to us and our business development efforts, in addition to the option granted to him as an equity bonus under our bonus plan, in the form of an option to purchase 55,158 shares.

        The value of the shares subject to the fiscal 2010 option grants to named executive officers are reflected in the "Summary Compensation Table" table below and further information about these grants is reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

        Equity grants to executive officers are made pursuant to our 2007 Equity Incentive Plan which permits our Compensation Committee flexibility in making a wide variety of equity awards. Participation in the 2007 Employee Stock Purchase Plan is also available to all executive officers on the same basis as our other employees. However, any executive officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan.

        Other than the equity plans described in this section, we do not have any equity security ownership guidelines or requirements for our executive officers and we do not have any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Other than Mr. Njemanze, who has owned a substantial number of shares as a founder of ArcSight, our equity compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

Cash Bonuses under Our Bonus Plan

        In the past we have paid bonuses annually, usually during the first quarter of our fiscal year following the year of the bonus plan. However, under our bonus plan for fiscal 2010, we determined to pay a portion of the bonuses quarterly in order to reward achievement of our operating results targets from quarter to quarter, while preserving a significant incentive from achievement of our annual operating results targets. We base bonuses for executive officers other than our CEO on three components—revenues, operating income and individual contributions relative to individual performance objectives as determined by the executive officer's supervisor. The individual performance objectives are determined by each executive officer's supervisor and might include such objectives as budgeting and cost controls, hiring and personnel development, strategic thinking and management. As with our bonus plan for fiscal 2009, our Compensation Committee determined that bonuses for executive officers under our bonus plan for fiscal 2010 should also be based on the achievement of targeted operating income goals. Our plan is structured so that we will pay no bonus under this plan unless both the revenue and operating income targets are achieved, regardless of an individual executive officer's contributions. If the revenue and operating income components are achieved, executive officers are eligible to receive bonuses at the target level.

        Unlike our bonus plans for prior fiscal years, we determined to pay each executive officer, other than Mr. Mosher, a bonus in each fiscal quarter based on our performance relative to that quarter's revenue goal and the related operating income goal, as an incentive to continued achievement of our quarterly goals—which we view as increasing the likelihood of achieving or exceeding our annual goals. The bonus plan for fiscal 2010 provides that the amount of any annual bonus payable upon achievement of our annual revenue and operating income goals will be reduced by the amount of any prior quarterly payments. In order to balance the incentive and reward for achievement of our quarterly goals against the risk that our annual financial goals may not be achieved despite achievement of quarterly goals in early fiscal quarters, our Compensation Committee designed the quarterly aspect of our bonus plan so that, absent a change of control or similar event, not more than an aggregate of 37.5% of the target annual bonus will be payable based on achievement of goals for the first three quarters of our fiscal year, as more fully described below.

        However, the actual portion of the eligible bonus that is ultimately awarded is determined by our CEO, following evaluation of the executive officer's contributions by the executive officer's supervisor where such supervisor is not the CEO. The Compensation Committee chose revenues and operating income as the financial metrics for bonuses because it believed that we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a "profitable company" with little or no growth was not acceptable. Thus, the Compensation Committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. The individual performance objectives are determined by the executive officer to whom the potential bonus recipient reports. We base bonuses for our CEO on revenues and operating income. Our Compensation Committee believes that our CEO's responsibility is the overall performance of ArcSight as a company, with emphasis on achievement of targeted revenues and operating income. Consequently, while the independent directors have established separate individual performance objectives for Mr. Reilly, related to accomplishment of strategic objectives and executive officer succession planning, the Compensation Committee currently utilizes those only as a factor when evaluating potential changes in Mr. Reilly's base compensation and potential discretionary equity awards under the bonus plan, and not for determining Mr. Reilly's annual bonus. Payments of cash bonuses are contingent upon continued employment through the actual date of payment.

        In July 2009, our Compensation Committee adopted our bonus plan for fiscal 2010 to reward all employees of the company, including executive officers. The plan for fiscal 2010 focuses on revenues and operating income. Under this plan, executive officers other than Mr. Mosher will receive no payment unless we achieve at least 95% of the targeted revenues and the related operating income goal. Under the plan, if we achieve our annual revenue and operating income goals, then our CEO will receive (less the amount of any quarterly bonuses as described below):

  •
  a payment of 52.5% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 59.5% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 70% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 80% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 85% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 90% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 95% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and

  •
  a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target,

Messrs. Njemanze, Scheel and Grierson will receive:

  •
  a payment of 33.75% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 38.25% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 45% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 55% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 65% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 75% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 85% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and

  •
  a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target, and our remaining executive officers other than Mr. Mosher will receive:

  •
  a payment of 26.25% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 29.75% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 35% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 45% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 55% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 65% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

  •
  a payment of 75% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and

  •
  a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target.

        Under the bonus plan for fiscal 2010, the amount of the bonus payable to each executive officer, other than Mr. Mosher, with respect to each quarter is 50% of the bonus amount payable based on such executive officer's base salary at the performance level achieved (provided that the maximum amount of such quarterly bonus payable in each quarter is 50% of the bonus amount payable based on the percentage of the executive officer's base salary at the 100% target objective listed above), based on the formulas described above, prorated for the period covered and for the executive officer's tenure with us during such period. For example, because we achieved our revenues and operating income at 95% or greater of target in the first quarter, Mr. Reilly received a bonus for that quarter equal to 50% × (52.5% × (CEO Annual Salary ÷ 4)), or $24,609.38. Notwithstanding the foregoing, in the event of a Corporate Transaction (as defined in ArcSight's 2007 Equity Incentive Plan), each executive officer will receive a "true up" bonus payment determined as if the maximum amount of the bonus available in any previously completed quarter of the fiscal year was based on 100% of the maximum bonus amount payable based on such executive's percentage of base salary at the performance level achieved, as listed above, prorated for the period covered and for the individual's tenure with us during such period, irrespective of the fact that the initial quarterly bonus payments were limited to the bonus level at the target objective, payable immediately prior to the closing of the Corporate Transaction (i.e., each executive will receive a bonus equal to the maximum percentage of base salary adjusted for such individual's actual achievements against his/her objectives as determined in connection with the distribution(s) in prior quarters, if applicable, less the amount previously paid to such executive in such prior quarters). As with the annual bonuses, the quarterly bonuses payable under the bonus plan for fiscal 2010, including any "true up" bonus in the event of a Corporate Transaction, are subject to each executive officer's individual achievement against his or her individual objectives to the extent applicable. For quantification of these potential "true up" payments, please see the discussion under "—Employment, Severance and Change of Control Arrangements" below.

        Based on our actual financial performance in fiscal 2010, we achieved 106.4% of our revenue target of $170.5 million and achieved non-GAAP operating income of $30.5 million (our GAAP operating income of $19.4 million adjusted to exclude $889,000 in amortization of intangible assets and $10.2 million in stock-based compensation expense) well above the $24.3 million target at that level (instead achieving operating income equivalent to the target if revenues had been achieved at the level of greater than 110% of target). As a result, executive officers other than Mr. Mosher were eligible for bonuses under the bonus plan for fiscal 2010 based on achievement at the level of at least 105% but less than 107% of target, based on our performance under the foregoing scale. In addition, we achieved our revenues and operating income at 95% or greater of target in the first quarter of fiscal 2010 and 100% or greater of target in the second quarter and third quarter of fiscal 2010, as a result of which we paid quarterly bonuses in such quarters in accordance with the formula described above. As previously discussed, the amount of annual bonus payable to each executive officer under the 2010 Bonus Plan upon achievement of our annual revenue and operating income goals was reduced by the amount of quarterly bonuses previously paid or payable by ArcSight to such executive officer.

        In light of Mr. Mosher's position as Senior Vice President of Worldwide Field Operations, which primarily involves responsibility for our sales and pre-sales efforts, we feel it is more appropriate to tie the additional cash incentives to his revenue-generating efforts and management of the operating expenses and contribution margin for our sales department, rather than tying his additional cash incentives solely to the company-level financial objectives. For this reason, as in prior years, we pay him a quarterly sales commission pursuant to his Sales Commission Plan—FY 2010, rather than the bonus discussed above for other executive officers. Under the plan, which was approved in final form by the Compensation Committee in July 2009, Mr. Mosher is entitled to the following quarterly commission payments based on achieving or exceeding quarterly revenues targets:

  •
  provided that actual revenues exceed 90% of the revenues target for the period, $250 multiplied by the percentage of revenues target achieved up to 95%; plus

  •
  $1,250 multiplied by the percentage of revenues target achieved in excess of 95% up to 100%; plus

  •
  $3,000 multiplied by the percentage of revenues target achieved in excess of 100% up to 105%; plus

  •
  $6,000 multiplied by the percentage of revenues target achieved in excess of 105%; plus

  •
  if actual revenues met or exceeded the revenues target for the period, an additional $10,000,

in each case, where the percentage of revenues target achieved and the percentages defining each range of performance above are rounded to the nearest tenth of a percent and multiplied by 100.

        In addition, under his plan, Mr. Mosher will receive an additional commission in the event that he achieves or exceeds his revenues target and either (i) actual operating expenses for the sales department are less than or equal to the sales operating expense target, or (ii) actual contribution margins for the sales department are equal to or greater than the sales contribution margin target. Actual sales contribution margins are determined by subtracting actual sales operating expenses from actual revenues for the quarter. The quarterly commission amounts payable to Mr. Mosher upon achievement of his fiscal 2010 quarterly operating expense or contribution margin targets vary by level of achievement relative to his quarterly revenues target. The potential amounts payable to Mr. Mosher in any fiscal quarter at each revenues target achievement level are:

Revenue Target Achievement Level	Quarterly Amount
Up to 100%	$10,000
More than 100% and up to 105%	23,000
More than 105% and up to 115%	35,000
More than 115%	40,000

        Based on our actual financial performance in fiscal 2010 relative to his targets, the company paid Mr. Mosher a cash bonus of $375,750 in accordance with his plan (which includes the quarterly commissions to which Mr. Mosher was entitled under his plan).

        The target level bonus for executive officers amount is generally set at a level based on the median for executives with similar roles at comparable companies according to the survey and peer group data described above. The "target" and "maximum" bonus amounts that could be earned by each named executive officer in fiscal 2010 are reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

        Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

        We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Our Compensation Committee believes that the issue is best addressed when the need actually arises, and when all of the facts regarding the restatement or adjustment are known.

Equity Bonuses under Our Bonus Plan

        Our Compensation Committee believes that granting additional stock options on an annual basis to existing executive officers provides an important incentive to retain executives and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. Under our bonus plan for fiscal 2010, the Compensation Committee approved a pool of 720,625 shares of Common Stock to be granted during the first quarter of fiscal 2011 to our officers, including our executive officers, on the achievement of the targeted revenues goal, and, for the officers other than our CEO, individual performance objectives, for the reasons described above for cash bonuses. In prior years, the Compensation Committee has set the number of shares available for grant at the beginning of the fiscal year when the plan was adopted and then adjusted the amount or made additional shares available for award in connection with the completion of the fiscal year to take into account changes in the number of officers participating, the cumulative achievement of quarterly revenue and operating income targets within the fiscal year to reward performance and in recognition of our benchmark targets in light of updated compensation data from our compensation consultant. Rather than continuing that practice, the Compensation Committee simply determined the size of the equity pool under the bonus plan for fiscal 2010 once in April 2010 in connection with the fiscal 2010 year-end review, in light of those factors as well as the relative retention value of existing grants held by key executive officers. We expect our Compensation Committee will follow this revised practice in future fiscal years. The annual grant to our CEO is determined by our Compensation Committee after input from and consultation with the other independent members of our Board. The annual grants to all other executive officers are determined by our Compensation Committee after input from and consultation with our CEO. Our Compensation Committee may exercise its discretion in modifying any recommended adjustments or awards to executives.

        In accordance with the process described above, for grants under our bonus plan for fiscal 2010, our Compensation Committee determined the amount of Mr. Reilly's grant based on the level of our achievement of the targeted revenue and operating income goals and its evaluation of Mr. Reilly's contribution toward that achievement relative to the contribution of the remainder of our officers, based on their performance under their individual performance objectives and their respective relative contributions to our success as determined in connection with the evaluations described above for determination of cash bonuses under our bonus plan for fiscal 2009, as well as their desire to preserve a portion of the pool to adjust the aggregate equity incentive levels for key executive officers whose equity holdings were low relative to peers at comparable companies. Following that determination, Mr. Reilly made recommendations to our Compensation Committee regarding, and our Compensation Committee ultimately determined, the awards made to our other executive officers.

        When making the recommendation and determining the amounts of the awards, consideration was given to the median equity compensation of executives with similar roles at comparable companies according to the survey and peer group data described above. See footnote (2) to the "Fiscal 2010 Grants of Plan-Based Awards" table below for the specific amounts of these grants for our named executive officers. Equity grants made pursuant to the bonus plan vest over four fiscal years and no shares vest before the first day of the succeeding fiscal year (the fiscal year following the fiscal year in which the options were actually granted). In addition to the annual awards pursuant to our bonus plan, grants of stock options may be made to executive officers following a significant change in job responsibility or in recognition of a significant achievement. The "shares underlying," "exercise price" and "grant date fair value" of option awards made to each named executive officer in fiscal 2010 are reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

        The Compensation Committee has the discretion to award cash bonuses or equity-based grants outside of our bonus plan, which it has exercised in prior fiscal years, but did not exercise in fiscal 2010. In May 2010, the Compensation Committee reviewed information from Compensia regarding appropriate levels of annual refresh grants for the group of officers covered by our bonus plan for fiscal 2010, our actual financial performance in fiscal 2010 and the recommendations of Mr. Reilly, and approved grants to plan participants for the aggregate 720,625 shares available 720,500 shares (leaving 125 shares unused), including options for an aggregate of 384,500 shares granted to executive officers. The amounts granted and exercise price for each grant to our named executive officers under our Fiscal Year 2010 Management Bonus Plan are reflected in the footnotes to the "Fiscal 2010 Grants of Plan-Based Awards" and "Outstanding Equity Awards at April 30, 2010" tables below. In May 2010, our Compensation Committee also approved two separate option grants to Mr. Njemanze aggregating 400,000 shares (including the shares subject to the option awarded to him under the bonus plan for fiscal 2010) in order to provide a strong retention incentive for him in recognition of his expected continued extraordinary and unique role in our success. The first 200,000 share option (which included 85,000 shares under the bonus plan for fiscal 2010) vests as to 25% of the shares on May 1, 2011, with the remainder vesting monthly over the following three years. The second 200,000 share option vests as to 75% of the shares on May 1, 2013, with the remaining 25% vesting on May 1, 2014.

Severance and Change of Control Payments

        Under the offer letters and option grant agreements with some of our executive officers we are, required to make specified severance payments and accelerate the vesting of equity awards in the event of a termination in connection with a change in control. For quantification of and additional information regarding these severance and change of control arrangements, please see the discussion under "—Employment, Severance and Change of Control Arrangements" below. Our Board determined to provide these severance and change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer.

Other Benefits

        In addition to participation in the 2007 Employee Stock Purchase Plan as discussed above, executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not match employee contributions under our 401(k) plan. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. There were no special benefits or perquisites provided to any executive officer in fiscal 2010.

Compensation Committee Report

        The Compensation Committee Report submitted with our Proxy Statement filed with the SEC on August 13, 2010 has been omitted pursuant to Instruction 2 to Item 407(e)(5) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended.

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers whose compensation was more than $100,000 during the fiscal year ended April 30, 2010, 2009 and 2008. We refer to these executive officers as our "named executive officers".

Name and Principal Position	Fiscal Year	Salary(1)		Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Thomas J. Reilly	2010	$375,000		$1,210,981	$337,500	—		$1,923,481
President and Chief	2009	343,750	(4)	1,804,212	318,750	—		2,466,712
Executive Officer	2008	300,000		—	225,000	—		525,000
Stewart Grierson	2010	255,000		620,507	191,250			1,066,757
Chief Financial Officer	2009	255,000		172,314	174,038	—		601,352
	2008	234,167	(5)	168,750	191,250	—		594,167
Hugh S. Njemanze	2010	300,000		827,342	225,000	—		1,352,342
Chief Technology Officer	2009	300,000		172,314	208,650	—		680,964
and Executive Vice	2008	289,583	(6)	168,750	225,000	—		683,333
President of Research and Development
Kevin P. Mosher	2010	300,000		620,507	—	$375,750	(7)	1,296,257
Senior Vice President	2009	300,000		150,774	—	231,500	(8)	682,274
of Worldwide Field Operations
Jeffrey Scheel	2010	250,000		823,932	187,500	—		1,261,432
Senior Vice President	2009	192,497	(9)	176,800	105,749	10,000	(10)	485,046
of Business Development

(1)
The amounts in this column include payments by us in respect of accrued vacation, holidays and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2)
Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for awards granted during 2010. See Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values. The number of stock options granted in 2010 to our Named Executive Officers is shown in the "Fiscal 2010 Grants of Plan Based Awards" table included below

(3)
The amounts in this column reflect amounts paid pursuant to our Fiscal Year 2008 Management Bonus Plan, our Fiscal Year 2009 Management Bonus Plan and our Fiscal Year 2010 Management Bonus Plan. For a description of these plans, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

(4)
In September 2008, Mr. Reilly's annual salary was increased to $375,000, effective October 1, 2008.

(5)
In March 2008, Mr. Grierson's annual salary was increased to $255,000, effective March 1, 2008.

(6)
In September 2007, Mr. Njemanze's annual salary was increased to $300,000, effective October 1, 2007.

(7)
This amount was paid pursuant to pursuant to Mr. Mosher's Sales Commission Plan—FY 2010. For a description of this plan, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

(8)
This amount was paid pursuant to pursuant to Mr. Mosher's Sales Commission Plan—FY 2009. For a description of this plan, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

(9)
Mr. Scheel began service with us in June 2008. Mr. Scheel's annual salary was $210,000 in fiscal 2009.

(10)
This amount was paid as an initial signing bonus in June 2008.

        For a description of the material terms of offer letters and employment agreements for the named executive officers, see "—Employment, Severance and Change of Control Arrangements," below.

Fiscal 2010 Grants of Plan-Based Awards

        The following table summarizes grants made to each of our named executive officers in fiscal 2010.

		Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Future Payouts Under Equity Incentive Plan Awards(2)
								Grant Date Fair Value of Stock and Option Awards(4)
						Number of Securities Underlying Options(3)	Exercise Price of Option Awards
	Grant Date
Name		Target	Maximum
Thomas J. Reilly	6/9/09	—	—		—	125,000	$18.00	$1,210,981
	—	$262,500	$375,000		—	—	—	—
Stewart Grierson	6/9/09	—	—		—	64,050	18.00	620,507
	—	114,750	255,000		—
Hugh S. Njemanze	6/9/09	—	—		—	85,400	18.00	827,342
	—	135,000	300,000		—	—	—	—
Kevin P. Mosher	6/9/09	—	—		—	64,050	18.00	620,507
	—	75,000	—	(5)	—	—	—	—
Jeffrey Scheel	6/9/09	—	—		—	29,890	18.00	289,570
	6/9/09	—	—		—	55,158	18.00	534,362
	—	112,500	250,000		—	—	—	—

(1)
The amounts in this column reflect amounts payable pursuant to our Fiscal Year 2010 Management Bonus Plan, except for amounts payable to Mr. Mosher pursuant to his Sales Commission Plan—FY 2010.

(2)
As described in "Compensation Discussion and Analysis—Equity Bonuses under Our Bonus Plan," all of our executive officers were eligible to receive options to purchase shares of our Common Stock pursuant to our Fiscal Year 2010 Management Bonus Plan. These options were allocated out of a pool of 720,625 shares of our Common Stock for all of our officers, including our executive officers. There were no threshold, target or maximum amounts for these option grants, as the allocation of shares to the eligible executives was determined by our Compensation Committee, with input from Mr. Reilly, except that Mr. Reilly had no input into his option grant. In May 2010, we granted the following options to purchase shares of our Common Stock at an exercise price of $21.63 per share pursuant to the allocation determined by our Compensation Committee and Mr. Reilly: Mr. Reilly, 131,500 shares; Mr. Grierson, 42,500 shares; Mr. Njemanze, 400,000 shares;

  Mr. Mosher, 36,000 shares; and Mr. Scheel, 36,000 shares. For additional information on these grants, see the footnotes to the "Outstanding Equity Awards at April 30, 2010" table.

(3)
Each stock option was granted pursuant to our 2007 Equity Incentive Plan. Each option vests as to 1/4th of the shares of Common Stock underlying it on May 1, 2010 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2013 and is exercisable as it vests. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of us, as discussed below in "—Employment, Severance and Change of Control Arrangements."

(4)
Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for awards granted during 2010. Please see Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values of the options we granted in fiscal 2010.

(5)
There is not a maximum amount that Mr. Mosher may receive under his Sales Commission Plan—FY 2010, For a description of this plan, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

 Outstanding Equity Awards at April 30, 2010

        The following table summarizes outstanding equity awards held by each of our named executive officers as of April 30, 2010.

	Number of Securities Underlying Unexercised Options(1)
					Option Exercise Price(2)	Options Expiration Date
Name	Exercisable		Unexercisable
Thomas J. Reilly(3)	14,705	(4)	—		$6.80	1/23/2017
	775,575	(4)	—		6.80	1/23/2017
	290,484	(4)	—		6.80	1/23/2017
	22,191	(5)	24,122	(5)	8.50	6/17/2018
	50,000	(6)	150,000	(6)	7.76	9/30/2018
	75,000	(7)	125,000	(7)	7.76	9/30/2018
	—	(8)	125,000	(8)	18.00	6/8/2019
Stewart Grierson(9)	80,000	(10)	—		0.48	10/5/2014
	25,000	(10)	—		4.00	5/25/2015
	62,500	(10)	—		4.00	5/25/2015
	23,255	(11)	495	(11)	6.08	6/4/2016
	5,398	(12)	2,005	(12)	10.00	8/6/2017
	5,888	(12)	6,459	(12)	10.00	8/6/2017
	18,687	(5)	20,313	(5)	8.50	6/17/2018
	—	(8)	64,050	(8)	18.00	6/8/2019
Hugh S. Njemanze(13)	125,000	(10)	—		0.80	2/2/2015
	25,000	(10)	—		4.00	5/25/2015
	23,255	(11)	495	(11)	6.08	6/4/2016
	5,398	(12)	2,005	(12)	10.00	8/6/2017
	17,388	(12)	6,459	(12)	10.00	8/6/2017
	18,687	(5)	20,313	(5)	8.50	6/17/2018
	—	(8)	85,400	(8)	18.00	6/8/2019
Kevin P. Mosher(14)	25,000	(10)	—		4.00	5/25/2015
	41,976	(10)	—		4.00	5/25/2015
	23,255	(11)	495	(11)	6.08	6/4/2016
	2,556	(12)	950	(12)	10.00	8/6/2017
	15,672	(12)	5,822	(12)	10.00	8/6/2017
	16,351	(5)	17,774	(5)	8.50	6/17/2018
	—	(8)	64,050	(8)	18.00	6/8/2019
Jeffrey Scheel(14)	836	(15)	21,667	(15)	8.50	6/17/2018
	—	(8)	29,890	(8)	18.00	6/8/2019
	—	(8)	55,158	(8)	18.00	6/8/2019

(1)
Each stock option was granted pursuant to our 2002 Stock Plan or 2007 Equity Incentive Plan. The vesting and exercisability of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control, as discussed below in "—Employment, Severance and Change of Control Arrangements."

(2)
Represents the fair market value of a share of our Common Stock on the option's grant date, as determined by our Board, or if the grant date was after our initial public offering, the closing price of our Common Stock on the grant date.

(3)
In May 2010, we granted Mr. Reilly an option to purchase 131,500 shares of our Common Stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. This option vests as to 1/4th of the shares of Common Stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses under Our Bonus Plan."

(4)
Includes options to purchase 14,705 shares, 856,748 shares, and 290,484 shares granted to Mr. Reilly concurrently in connection with his hiring. Each of the option to purchase 14,705 shares and the option to purchase 856,748 shares vested as to 1/4th of the shares of Common Stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010. The option to purchase 290,484 shares vested as to 1/4th of the shares of Common Stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010.

(5)
Option vested as to 1/4th of the shares of Common Stock underlying it on May 1, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012.

(6)
Option vested as to 1/4th of the shares of Common Stock underlying it on October 1, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on October 1, 2012.

(7)
Option vests, commencing on November 1, 2008, as to 1.3889% of the underlying shares each full month until fully vested on October 1, 2014.

(8)
Option vested as to 1/4th of the shares of Common Stock underlying it on May 1, 2010 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2013.

(9)
In May 2010, we granted Mr. Grierson an option to purchase 42,500 shares of our Common Stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. This option vests as to 1/4th of the shares of Common Stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses under Our Bonus Plan."

(10)
This stock option is fully vested.

(11)
This stock option is fully vested and exercisable as of May 1, 2010

(12)
Option vested as to 1/4th of the shares of Common Stock underlying it on May 1, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011.

(13)
In May 2010, we granted Mr. Njemanze two separate options to purchase an aggregate of 400,000 shares of our Common Stock at an exercise price of $21.63 per share, including 85,000 pursuant to our Fiscal Year 2010 Management Bonus Plan. The first 200,000 share option (which included 85,000 shares under the bonus plan for fiscal 2010) vests as to 1/4th of the shares of Common Stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. The second 200,000 share option vests as to 75% of the shares on May 1, 2013, with the remaining 25% vesting on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses under Our Bonus Plan."

(14)
In May 2009, we granted Messrs. Mosher and Scheel each an option to purchase 36,000 shares of our Common Stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. Each option vested as to 1/4th of the shares of Common Stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses under Our Bonus Plan."

(15)
Option vested as to 1/4th of the shares of Common Stock underlying it on June 16, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on June 16, 2013.

 Option Exercises and Stock Vested in Fiscal 2010

        The following table shows the number of options exercised by our named executive officers during the fiscal year ended April 30, 2010:

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Thomas J. Reilly	81,173	$1,328,672
Stewart Grierson	131,500	2,941,460
Hugh S. Njemanze	—	—
Kevin P. Mosher	—	—
Jeffrey Scheel	17,497	275,521

(1)
Based on the difference between the closing price of our Common Stock reported on The NASDAQ Global Market on the exercise date and the exercise price of the option.

Employment, Severance and Change of Control Arrangements

        Under our offer letter with Mr. Reilly, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and accelerated vesting of all remaining unvested stock options.

        Under our offer letter with Mr. Grierson, if he is subject to an involuntary termination within six months of a change in control, then for three months following such termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and will also receive accelerated vesting of 50% of his remaining unvested stock options as of his termination date.

        Under our offer letter with Mr. Njemanze, if we terminate his employment for any reason, then for six months following such termination he is entitled to continued payment of his then-current base salary.

        Under our offer letter with Mr. Mosher, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and COBRA health insurance premiums, and will also receive accelerated vesting of unvested stock options that would have vested if his actual period of service was 24 months after his termination date.

        Absent a change of control event, no executive officer other than Mr. Njemanze is entitled upon termination to either equity vesting acceleration or cash severance payments.

        For Mr. Reilly, cause is defined as the occurrence of any of the following:

  •
  willful failure by the executive officer to substantially perform his duties under his employment agreement, after receipt of a written warning from our Board;

  •
  a willful act by the executive officer that is injurious to us;

  •
  a willful breach by the executive officer of a material provision of his employment agreement or offer letter; or

  •
  a material violation by the executive officer of a federal or state law or regulation applicable to our business.

        For Messrs. Reilly, Grierson, and Mosher, involuntary termination is defined as the occurrence of any of the following:

  •
  we terminate the executive officer without cause; or

  •
  the executive officer resigns within 30 days after the scope of his or her job responsibilities or authority was materially reduced without his or her written consent.

        In addition, the resignation by Messrs. Grierson or Reilly within 30 days after receipt of notice that his principal workplace will be relocated 100 miles or more from its location at the time of notice shall constitute involuntary termination.

        For Messrs. Grierson and Mosher cause is defined as the occurrence of any of the following:

  •
  the commission of an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to us;

  •
  deliberate and repeated violation of our rules or the valid instructions of our Board or an authorized officer;

  •
  any unauthorized disclosure by the executive officer of any of our secrets or confidential information;

  •
  the inducement of any of our clients or customers to break any contract with us; or

  •
  the engagement in any conduct that could reasonably be expected to result in loss, damage or injury to us.

        A change of control will occur, generally, in the event of a merger, sale of our assets or a stock acquisition in which the stockholders of our company will hold less than 50% of the stock of the acquiring company following the transaction.

        The following table summarizes the benefits payable to each named executive officer pursuant to the arrangements described above:

	Change of Control	Termination			Involuntary Termination Within One Year of a Change of Control
Name	"True Up" Bonus(1)	Salary		Acceleration of Equity Vesting	Salary		Acceleration of Equity Vesting(2)
Thomas J. Reilly	$60,938	—		—	$375,000	(3)	$7,798,096	(4)
Stewart Grierson	49,406	—		—	68,410	(5)	357,732	(6)
Hugh S. Njemanze	58,125	$150,000	(7)	—	150,000	(7)	—
Kevin P. Mosher	58,125	—		—	318,641	(8)	647,297	(9)
Jeffrey Scheel	48,437	—		—	—		—

(1)
Reflects one quarter of "true up" bonus. Calculated as if the highest level of performance objectives were obtained during the fiscal quarter prior to the change of control.

(2)
Calculated based on the termination or change of control taking place as of April 30, 2010, the last day of our most recent fiscal year, and based on the closing price on that day of $22.81 per share.

(3)
Reflects continued base salary for 12 months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information.

(4)
Mr. Reilly is entitled to accelerated vesting of 100% of his remaining unvested stock options upon an involuntary termination of Mr. Reilly within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information.

(5)
Reflects continued base salary and COBRA health insurance premiums for three months following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information.

(6)
Reflects accelerated vesting of 50% of Mr. Grierson's remaining unvested stock options following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information.

(7)
Reflects continued base salary for six months following termination. Mr. Njemanze is entitled to this continued base salary regardless of the circumstances of his termination. See the narrative description of the terms of Mr. Njemanze employment arrangements, above, for more information.

(8)
Reflects continued base salary and COBRA health insurance premiums for 12 months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Mosher's employment arrangements, above, for more information.

(9)
Mr. Mosher is entitled to accelerated vesting of unvested stock options that would have vested if his actual period of service was 24 months after his termination date upon an involuntary termination of Mr. Mosher within 12 months of a change in control. See the narrative description of the terms of Mr. Mosher's employment arrangements, above, for more information.

Limitation on Liability and Indemnification Matters

        Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During fiscal 2010, our Compensation Committee consisted of Messrs. Crowell, Ramsey and Schlein and Ms. Bergeron. None of them has at any time in the last fiscal year or previously been one of our officers or employees and none has had any relationships with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during fiscal 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

        The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of September 9, 2010 for:

  •
  each person who we know beneficially owns more than 5% of our Common Stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 34,764,555 shares of Common Stock outstanding at September 9, 2010. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Common Stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 9, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ArcSight, Inc., 5 Results Way, Cupertino, California, 95014.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:
Thomas J. Reilly(1)	1,326,475	3.7%
Sandra Bergeron(2)	1,490	*
William P. Crowell(3)	16,819	*
E. Stanton McKee, Jr.(4)	118,523	*
Craig Ramsey(5)	1,221,705	3.5
Scott A. Ryles(6)	95,453	*
Ted Schlein(7)	2,761,926	7.9
Roger S. Siboni(8)	21,862	*
Ernest von Simson(9)	107,381	*
Stewart Grierson(10)	276,319	*
Kevin P. Mosher(11)	283,883	*
Hugh S. Njemanze(12)	976,044	2.8
Jeffrey Scheel(13)	36,948	*
All executive officers and directors as a group (14 persons)(14)	7,382,313	19.7
Other 5% Stockholders:
Entities affiliated with FMR LLC(15)	4,975,070	14.3%
Entities affiliated with Kleiner Perkins Caufield & Byers(7)	3,493,360	10.1
Daly Gamma Limited Partnership(16)	1,974,534	5.7

*
Less than 1%

(1)
Includes options exercisable for 1,319,680 shares of Common Stock within 60 days of September 9, 2010 of which 24,208 shares, as of September 9, 2010, would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly's cessation of service prior to vesting.

(2)
Includes options exercisable for 1,490 shares of Common Stock within 60 days of September 9, 2010.

(3)
Includes options exercisable for 16,819 shares of Common Stock within 60 days of September 9, 2010.

(4)
Includes options exercisable for 118,523 shares of Common Stock within 60 days of September 9, 2010.

(5)
Represents 725,062 shares held by Mr. Ramsey, 201,090 shares held by Mr. Ramsey and Maja Ramsey, his wife, together, and 167,030 shares held by Ms. Ramsey, and includes options exercisable for 128,523 shares of Common Stock within 60 days of September 9, 2010 that are held by Mr. Ramsey.

(6)
Represents 330 shares acquired by the Scott A. Ryles & Marcia T. Ryles Trust in pro rata distributions by Kleiner, Perkins, Caulfield & Byers X-A, L.P. on June 23, 2009 and June 24, 2010, and 600 shares held by Mr. Ryles. Includes options exercisable for 94,523 shares of Common Stock within 60 days of September 9, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Ryles is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Ryles does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(7)
Includes options exercisable for 11,625 shares of Common Stock within 60 days of September 9, 2010. Includes 1,371,399 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-A, L.P.; 42,337 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-B, L.P.; 1,207,162 shares beneficially owned by Kleiner Perkins Caufield & Byers X-A, L.P.; 34,047 shares beneficially owned by Kleiner Perkins Caufield & Byers X-B, L.P.; 85,835 shares beneficially owned by Ted Schlein, Trustee, Schlein Family Trust Dtd 4/20/99, 330 shares held by Mr. Schlein's sister, 66 shares held by Mr. Schlein's father-in-law, and 9,125 shares held by Mr. Schlein. Excludes 1,974,534 shares held by Daly Alpha Limited Partnership and Daly Gamma Limited Partnership. See footnote (15) for information regarding those shares. Excludes 838,415 shares held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Shares are held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. Mr. Schlein disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein. The address of entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(8)
Includes options exercisable for 21,486 shares of Common Stock within 60 days of September 9, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Siboni is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Siboni does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(9)
Includes 2,572 shares distributed to the reporting person's spouse in a pro rata distribution by KPCB Holdings. Includes options exercisable for 98,523 shares of Common Stock within 60 days of September 9, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. von Simson is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. von Simson does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(10)
Represents 13,632 shares held by Mr. Grierson and 10,000 shares held by Mr. Grierson and Jennifer Murray, his wife, together, and includes options exercisable for 252,687 shares of Common Stock within 60 days of September 9, 2010 that are held by Mr. Grierson.

(11)
Includes options exercisable for 155,379 shares of Common Stock within 60 days of September 9, 2010.

(12)
Represents 249,295 shares held by Mr. Njemanze and 472,500 shares held by Mr. Njemanze and Cherl M. Njemanze, his wife, together, and includes options exercisable for 254,249 shares of Common Stock within 60 days of September 9, 2010 that are held by Mr. Njemanze.

(13)
Includes options exercisable for 35,955 shares of Common Stock within 60 days of September 9, 2010.

(14)
Includes options exercisable for 2,640,834 shares of Common Stock within 60 days of September 9, 2010 of which 24,208 shares, as of September 9, 2010, would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly's cessation of service prior to vesting. Excludes the shares indicated to be excluded in footnote (7).

(15)
Includes 4,975,070 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC. Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, owns 3,317,419 of the shares held in aggregate by Fidelity. Edward C. Johnson 3rd, Chairman of FMR LLC and FMR LLC, through its control of Fidelity, each has sole power to dispose of the shares owned by Fidelity. Members of the family of Edward C. Johnson 3rd or trusts for their benefit, own shares of FMR LLC with the right to cast approximately 49% of the total votes which may be cast by all holders of FMR LLC voting stock. Neither FMR LLC, nor Edward C. Johnson 3rd, has the sole power to vote or direct the voting shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. The address of Fidelity Growth Company Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

(16)
Daly Gamma, Inc. is the general partner of Daly Gamma Limited Partnership ("Daly Gamma"), and Daly Alpha, Inc. is the sole shareholder of Daly Gamma, Inc. Alex Daly is the sole shareholder of Daly Alpha, Inc. KPCB Holdings, Inc. has voting power over the shares held by Daly Gamma pursuant to a voting agreement, dated as of October 3, 2002, between KPCB Holdings, Inc. and Daly Alpha Limited Partnership, the prior owner of the shares owned by Daly Gamma. Alex Daly has dispositive power over these shares. The address of Daly Gamma is 1643 Brickell Avenue, Suite #3502, Miami, Florida 33129. Neither we nor our affiliates have had a material relationship with Alex Daly or Daly Gamma during the past three years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In addition to the executive officer and director arrangements discussed above under "Director Compensation," "Compensation Discussion and Analysis," and "Executive Compensation," below is a description of transactions since May 1, 2009 to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our Common Stock, or any immediate family member of, or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Stock Option Grants

        We have granted some of our executive officers and directors equity-based awards. See the related descriptions in this Information Statement under the captions "Director Compensation" and "Executive Compensation."

Employment Arrangements and Indemnification Agreements

        We have entered into employment arrangements with our executive officers. See "Executive Compensation—Employment, Severance and Change of Control Arrangements" for information regarding these arrangements with our named executive officers.

        We have entered or will enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware Law. See "Executive Compensation—Limitation on Liability and Indemnification Matters."

Review, Approval or Ratification of Transactions with Related Parties

        Our policy and the charters of our Nominating and Corporate Governance Committee and our Audit Committee require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our Nominating and Corporate Governance Committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our Audit Committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16 of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during the fiscal year ended April 30, 2010.

 Annex II

[Morgan Stanley Letterhead]

September 12, 2010

Board of Directors
ArcSight, Inc.
5 Results Way
Cupertino, CA 95014

Members of the Board:

        We understand that ArcSight, Inc. ("ArcSight" or the "Company"), Hewlett-Packard Company (the "Buyer") and Acquisition Sub, a wholly owned subsidiary of the Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 12, 2010 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by the Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.00001 per share (the "Company Common Stock") of the Company for $43.50 per share in cash (the "Per Share Amount"); and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer, the Acquisition Sub, or any wholly owned subsidiary of the Company, the Buyer or the Acquisition Sub, or as to which appraisal rights have been perfected, will be converted into the right to receive the Per Share Amount. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Per Share Amount to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  6)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

  7)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8)
  Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents; and

  10)
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions or any delays. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Per Share Amount to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Tender Offer. In the past, we have provided financial advisory and financing services for the Company and the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender their shares in the Tender Offer, or as to how the shareholders of the Company should vote at any shareholders' meeting that may be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Amount to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ NICHOLAS DEJ. OSBORNE Nicholas DeJ. Osborne Managing Director

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
Annex I
ARCSIGHT, INC. 5 RESULTS WAY CUPERTINO, CALIFORNIA 95014
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING VOTING SECURITIES
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE AND BOARD MATTERS
DIRECTOR COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION Summary Compensation Table
Fiscal 2010 Grants of Plan-Based Awards
Outstanding Equity Awards at April 30, 2010
Option Exercises and Stock Vested in Fiscal 2010
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Annex II